Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

07026134

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

August 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Release dated August 13, 2007 as posted on SEDAR. Also enclosed is the Company's Second Quarter Report containing the Q2 Management's Discussion and Analysis, Q2 financial statements and Q2 Certifications of Interim Filings. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

dlw 8/22

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **August 9, 2007**

CONNACHER REPORTS RECORD CASH FLOW AND EARNINGS FOR SECOND QUARTER AND FIRST HALF 2007

Connacher Oil and Gas Limited (TSX-CLL) had a wonderful second quarter of 2007. It was highlighted by the completion of our updated reserve report which showed significant expansion of our bitumen and conventional reserve base; filing of the application for development of our Pod Two or "Algar" Project east of Great Divide Pod One (the company's second 10,000 bbl/d oil sands development project); the near completion of our plant and facilities at Pod One, which completion will be celebrated on August 10, 2007; successful raising of $100 million of new capital through the sale of low coupon senior unsecured subordinated convertible debentures; and strong second quarter and first half 2007 financial and operating results resulting in record cash flow and earnings.

HIGHLIGHTS

- Bitumen reserves grew dramatically – 2P ("proved and probable") reserves more than doubled to 178 million barrels and 3P ("proved, probable and possible") reserves increased 120 percent to 242 million barrels
- 2P Reserves and Best Estimate Total Resources of bitumen rose 60 percent to 417 million barrels; 3P Reserves and High Estimate Total Resources reached 798 million barrels
- 2P conventional reserves rose 14 percent, including a 27 percent increase in 2P natural gas reserves due to successful winter 2007 drilling
- 10 percent present value of future net revenues for 2P Reserves and Best Estimate Total Resources approximately $1.2 billion; 3P Reserves and High Estimate Total Resources exceeds $1.8 billion
- Pod One construction nearing completion; commissioning ceremony August 10, 2007 within 300 day construction timetable
- Pod Two ("Algar") application for a second 10,000 bbl/d plant submitted to Alberta Energy and Utilities Board ("EUB") and other regulators
- Record cash flow from operations and earnings for second quarter and first half 2007
- First half earnings reached $27.2 million ($0.14 per share), compared to a loss in 2006
- Capital expenditures approximated $93 million in the second quarter and $203 million for the year-to-date 2007

SUMMARY RESULTS

	Three months ended June 30			Six months ended June 30		
	2007	2006	% Change	2007	2006	% Change
FINANCIAL ($000 except per share amounts)						
Revenues, net of royalties	93,266	61,239	52	159,189	64,874	145
Cash flow from operations (1)	16,876	9,499	78	27,857	11,224	148
Per share, basic (1)	0.09	0.05	80	0.14	0.07	100
Per share, diluted (1)	0.08	0.05	60	0.14	0.06	133
Net earnings (loss) for the period	22,228	(2,419)	1,019	27,212	(3,085)	982
Per share, basic	0.11	(0.01)	1,200	0.14	(0.02)	800
Per share, diluted	0.11	(0.01)	1,200	0.14	(0.02)	800
Capital expenditures and acquisitions	93,223	34,280	172	203,104	335,116	(39)
Cash on hand				25,375	7,505	238
Working capital (deficit)				36,320	(42,483)	185
Long term debt				272,559	-	-
Shareholders' equity				417,793	340,639	23
Total assets				821,927	492,859	67

OPERATING						
Daily production / sales volumes						
Crude oil - bbl/d	731	1,026	(29)	817	858	(5)
Natural gas - mcf/d	9,017	15,172	(41)	9,340	8,921	5
Barrels of oil equivalent - boe/d (2)	2,234	3,554	(37)	2,374	2,345	1
Product pricing						
Oil - $/bbl	49.79	61.45	(19)	49.42	53.26	(7)
Natural gas - $/mcf	7.02	5.66	24	7.40	5.76	28
Barrels of oil equivalent - $/boe (2)	44.63	41.88	7	46.13	41.39	11
Common shares outstanding (000)						
Weighted average						
Basic	198,360	191,672	3	198,240	173,015	15
Diluted	209,088	198,931	5	204,762	180,416	14
End of period						
Issued				198,834	191,924	4
Fully diluted				236,811	207,551	14

(1) Cash flow from operations before working capital changes ("cash flow from operations") and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations is reconciled with net earnings on the Consolidated Statements of Cash Flows and in the accompanying Management's Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf:1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Connacher Oil and Gas had a wonderful second quarter and first half of 2007. The events of the quarter were dominated by continued excellent progress in our construction of facilities at Great Divide Pod One, within timetable and close to budget. Our accomplishments in this regard, especially for a smaller company, are considerable.

While we did experience modest cost overruns, they were both manageable and comprehensible against the backdrop of incredible inflationary pressure in this space. We will have completed the plant and facility and site construction within our allotted 300 days, an achievement of which we can be justifiably proud, especially with the pressures of competition, weather in that we built through a fairly cold winter and the original delays and site construction challenges we faced.

Also, our extensive and successful 81 well core hole drilling program this past winter on our main lease block at Great Divide resulted in a marked expansion of our reserve and resource base and supported our application to proceed with a second oil sands plant to also produce 10,000 bbl/d of bitumen at Algar. The proposed plant site is approximately five miles east of the Pod One plant, across Highway 63. Assuming an approximate 12 month review period by the regulators and for consultation with interested stakeholders, Connacher hopes to be able to proceed with building its second plant sometime during the first half of 2008 with a view to completion by early 2009.

The company is also optimistic about its ability to further identify and upgrade other accumulations on its 100 percent-owned acreage in the Divide region to commercial status and in the fullness of time, over the next seven years or so, would anticipate moving towards overall production in excess of 50,000 bbl/d in the region. This outlook is buoyed by the continuing identification of many new leads and prospects on our main lease block arising from the winter 2007 3D seismic program. Connacher will continue its cycle of shooting extensive 3D seismic over its undrilled or unevaluated acreage, followed by an active core hole program and then, with these results in hand, continued reserve and resource expansion on a consistent and regular basis. Already we are anticipating a 120-130 well core hole drilling program in the winter of 2008, primarily on our main lease block. New seismic in 2008 will focus on our unevaluated lands to set up drilling the following winter.

Unlike many other companies who are drilling core holes in a more "exploratory" manner, in order to establish broad based resource estimates for prospective company sales, Connacher uses core hole drilling for defining exploitable reserves which can be booked and converted to production in an expeditious manner. We have moved from initial ownership to production in the shortest timeframe of any other producer in the oil sands. Our compact and coordinated approach will serve us well going forward as we become a more meaningful production company.

Connacher's reserve and resource base expanded dramatically compared to year end 2006. On July 10, 2007 we issued a press release detailing the results of an updated independent reserve report ("June 2007 Report"), prepared by GLJ Petroleum Consultants ("GLJ"), of Calgary, Alberta. The June 2007 Report had an effective date of June 30, 2007 and detailed estimates of the company's bitumen and conventional reserves and resources for 1P, 2P and 3P reserves and contingent and prospective resources for bitumen and 1P and 2P reserves for conventional resources. The company's reserve and resource base showed considerable expansion, as did the GLJ estimates of future net revenue and the present value thereof, calculated after deduction of estimated capital expenditures, royalties and operating costs but before corporate general and administrative expenses ("G&A"), finance charges and income tax. This expanded reserve and resource base and the value of Connacher's future net revenue provides a solid underpinning for the company's net asset value and creditworthiness, which was reaffirmed by an improvement in the ratings assigned by Standard and Poor's to the company's outstanding debt instruments.

Other developments of consequence during the period included the exercise by Connacher of its Petrolifera Petroleum Limited initial warrants to maintain the company's equity stake in this highly successful company at the 26 percent level. Also, during the reporting period Connacher was able to further strengthen its financial condition with the successful placement for resale of $100 million of 4.75 percent senior subordinated unsecured convertible debentures, on a bought deal basis with a syndicate of investment banks, headed by Canada's largest investment dealer. This expression of support and increased sponsorship reflects favorably on the company's progress as the transaction was also fully supported by the company's previous banking syndicate.

Also, Connacher's $50 million revolving reserve-backed loan facility, secured by Connacher's conventional reserve base, was renewed during the period, based on the company's successful 2007 drilling program and despite the erosion of natural gas prices which adversely affected loan values for the industry. The facility was undrawn as at quarter end.

Connacher's financial and operating results for the second quarter and first half of 2007 are discussed in greater detail in the MD&A which comprises a portion of this Interim Report. However, some items of note should be recognized. Our refinery in Montana had an exceptional second quarter and first half 2007 with a significant expansion in refining netbacks, especially in the second quarter. Our cash flow from operations continued to grow nicely, reaching $27.9 million for the first half 2007 and increasing by about 78 percent over the first quarter 2007 at $16 million. This represents an increase of 148 percent over the first half of 2006 and 78 percent for the second quarter. Cash flow per share (weighted average) was 80 percent higher in the first half of 2007 compared to 2006, performance achieved during a period when our focus was on our considerable efforts at Pod One.

Earnings showed an even better relative performance, reaching $27.2 million for the first half of 2007, compared to a $3.1 million loss last year. While the results were influenced markedly by foreign exchange gains, which arose from the strength of the Canadian dollar, related to our US$-denominated indebtedness, the strong dollar also adversely influences Canadian dollar pricing for crude oil and natural gas. Second quarter 2007 earnings were $22.2 million ($0.11 per share).

All resolutions submitted to shareholders for approval at the company's Annual and Special Meeting held on May 10, 2007 were approved by shareholders. We have also been very successful in attracting new expertise and talent to the company with our hiring program at head office and at Great Divide as we plan for our exciting future. We welcomed one new officer and numerous new employees to the company during the second quarter reporting period, which is a positive reflection on Connacher's reputation as a dynamic and growing business.

Following our plant commissioning (formal ceremony on August 10, 2007 and then the balance of the commissioning process until mid-September) we will begin injecting steam into the fifteen SAGD well pairs which are onsite at Great Divide Pod One. This process will be carried out with close monitoring for 90 days, after which production will commence from Pod One and will be ramped up thereafter towards our licensed volume of 10,000 bbl/d. We will keep our shareholders informed of our progress. Check our website at www.connacheroil.com for pictures and periodic updates as new information becomes available.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is dated as of August 9, 2007 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three and six months ended June 30, 2007 and 2006 as contained in this interim report and the MD&A and audited financial statements for the years ended December 31, 2006 and 2005 as contained in the company's 2006 annual report. The unaudited consolidated financial statements for the six months ended June 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods.

Additional information relating to Connacher, including Connacher's Annual Information Form is on SEDAR at www.sedar.com.

FINANCIAL AND OPERATING REVIEW

PETROLEUM AND NATURAL GAS ("PNG") PRODUCTION, PRICING AND REVENUE

	Three months ended June 30			Six months ended June 30		
	2007	2006	% Change	2007	2006	% Change
Daily production / sales volumes						
Crude oil – bbl/d	731	1,026	(29)	817	858	(5)
Natural gas – mcf/d	9,017	15,172	(41)	9,340	8,921	5
Combined – boe/d	2,234	3,554	(37)	2,374	2,345	1
Product pricing ($)						
Crude oil – per bbl	49.79	61.45	(19)	49.42	53.26	(7)
Natural gas – per mcf	7.02	5.66	24	7.40	5.76	28
Combined – per boe	44.63	41.88	7	46.13	41.39	12
Revenue ($000)						
PNG revenue – gross	9,070	13,546	(33)	19,817	17,567	13
Royalties	(657)	(3,375)	(81)	(3,197)	(4,185)	(24)
PNG revenue – net	8,413	10,171	(17)	16,620	13,382	24

In the second quarter of 2007, net PNG revenues were down 17 percent to $8.4 million from $10.2 million in 2006. This was primarily attributable to a 41 percent decrease in natural gas sales volumes as no new wells, reserves and behind pipe production tested at over 1,000 boe/d (all natural gas) can be placed onstream until the winter first quarter of 2008 due to limited access, and a 29 percent decrease in crude oil sales volumes. Although world oil selling prices were down approximately eight percent from the second quarter of 2006, the company's average crude oil selling price decreased by 19 percent to $49.79 per barrel due to the impact of crude quality differentials on pricing and the effect of the strengthening Canadian dollar on the prices received by the company. The company's natural gas sales prices increased 24 percent in 2007 as a result of achieving better industry market pricing for our sales volumes in the current year.

In the first quarter of 2007, the company entered into a "costless collar" contract with a third party to sell approximately one half of its of natural gas production. Mitigating some downside natural gas pricing risk, the company will receive a minimum of US $7.00 per mmbtu and a maximum of US $9.50 per mmbtu on a notional quantity of 5,000 mmbtu/day of natural gas sold between April 1, 2007 and October 31, 2007. This transaction was not meant to speculate on future natural gas prices, but rather to protect the downside risk to the company's cash flow and the lending value of its reserves-based line of credit, which is considered important during a period of rapid growth with significant capital expenditures. At June 30, 2007 the fair value of this collar was an asset of $282,000, recorded in accounts receivable on the consolidated balance sheet and the gain has been included in PNG revenue.

ROYALTIES ON PNG SALES

For the three months ended June 30		2007		2006
($000 except per boe)	Total	Per boe	Total	Per boe
Royalties	$657	$3.23	$3,375	$10.43
As a percentage of PNG revenue		7.2%		25.0%

For the six months ended June 30		2007		2006
($000 except per boe)	Total	Per boe	Total	Per boe
Royalties	$3,197	$7.44	$4,185	$9.86
As a percentage of PNG revenue		16.1%		24.0%

Royalties represent charges against production or revenue by governments and landowners. Royalties in the second quarter of 2007 were $657,000 ($3.23 per boe, or seven percent of petroleum and natural gas revenue) compared to $3.4 million in 2006 ($10.43 per boe, or 25 percent of petroleum and natural gas revenue). The decrease, which was substantially non-recurring, occurred primarily due to gas cost allowance credits received in the second quarter of 2007 relating to prior year royalties. From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices.

PNG OPERATING EXPENSES AND NETBACKS

PNG Netbacks (1) for the three months ended June 30	2007		2006		% Change	
($000 except per boe)	Total	Per boe	Total	Per boe	Total	Per boe
Average daily production (boe/d)		2,234		3,554		(37)
Gross PNG revenue	$9,070	$44.63	$13,546	$41.88	(33)	7
Royalties	(657)	(3.23)	(3,375)	(10.43)	(81)	(70)
Net PNG revenue	8,413	41.40	10,171	31.45	(17)	32
Operating costs	(2,660)	(13.08)	(2,468)	(7.63)	8	71
PNG netback	$5,753	$28.32	$7,703	$23.82	25	19

For the six months ended June 30	2007		2006		% Change	
($000 except per boe)	Total	Per boe	Total	Per boe	Total	Per boe
Average daily production (boe/d)		2,374		2,345		1
Gross PNG revenue	$19,817	$46.13	$17,567	$41.39	13	11
Royalties	(3,197)	(7.44)	(4,185)	(9.86)	(24)	(25)
Net PNG revenue	16,620	38.69	13,382	31.53	24	23
Operating costs	(4,592)	(10.69)	(3,300)	(7.77)	39	38
PNG netback	$12,028	$28.00	$10,082	$23.76	19	18

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management with performance measures and provides shareholders and investors with a measurement of the company's efficiency and its ability to fund future growth through capital expenditures. Operating netbacks are reconciled to net earnings below.

In the second quarter of 2007 operating costs of $2.7 million were eight percent higher than in the same prior period, and on a per unit basis, increased by 71 percent to $13.08 per boe reflecting the higher cost environment in 2007 in addition to more well workovers completed in 2007 and higher power costs. However, higher product prices and lower royalties resulted in higher operating netbacks in 2007.

Reconciliation of PNG Netback to Net Earnings (1)

For the six months ended June 30	2007		2006	
($000, except per unit amounts)	Total	Per boe	Total	Per boe
PNG netback as above	$12,028	$28.00	$10,082	$23.76
Interest income	345	0.80	525	1.24
Refining margin – net	29,346	68.29	3,988	9.40
General and administrative	(5,248)	(12.21)	(2,299)	(5.42)
Stock-based compensation	(3,279)	(7.63)	(5,194)	(12.24)
Finance charges	(1,710)	(3.98)	(3,239)	(7.63)
Foreign exchange (loss) gain	16,188	37.67	(38)	(0.09)
Depletion, depreciation and amortization	(14,721)	(34.25)	(12,890)	(30.37)
Income taxes	(12,747)	(29.67)	3,339	7.87
Equity interest in Petrolifera earnings and dilution gain	7,010	16.31	2,641	6.22
Net earnings (loss)	$27,212	$63.33	$(3,085)	$(7.26)

(1) Certain income and expense items included in this reconciliation relate to non-PNG business and, therefore, affect the consolidated net earnings (loss) per boe calculations.

PNG Operating Netbacks by Product

For the three months ended June 30, 2007 ($000, except per unit amounts)	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
Average daily production	731 bbl/d		9,017 mcf/d	
Revenue	$3,311	$49.79	$5,759	$7.02
Royalties	(828)	(12.45)	171	0.21
Operating costs	(808)	(12.15)	(1,852)	(2.26)
PNG Netback	$1,675	$25.19	$4,078	$4.97

For the three months ended June 30, 2006	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
($000s, except per unit amounts)				
Average daily production	1,026 bbl/d		15,172 mcf/d	
Revenue	$5,735	$61.45	$7,811	$5.66
Royalties	(1,267)	(13.57)	(2,108)	(1.53)
Operating costs	(870)	(8.78)	(1,648)	(1.19)
PNG Netback	$3,648	$39.10	$4,055	$2.94

For the six months ended June 30, 2007

($000, except per unit amounts)	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
Average daily production	817 bbl/d		9,340 mcf/d	
Revenue	$7,308	$49.42	$12,509	$7.40
Royalties	(1,767)	(11.95)	(1,430)	(0.85)
Operating costs	(1,684)	(11.39)	(2,908)	(1.72)
PNG Netback	$3,857	$26.08	$8,171	$4.83

For the six months ended June 30, 2006	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
($000, except per unit amounts)				
Average daily production	858 bbl/d		8,921 mcf/d	
Revenue	$8,273	$53.26	$9,294	$5.76
Royalties	(1,713)	(11.03)	(2,472)	(1.53)
Operating costs	(1,349)	(8.68)	(1,951)	(1.21)
PNG Netback	$5,211	$33.55	$4,871	$3.02

REFINING REVENUES AND MARGINS

The quarterly operating results of the Montana refinery are summarized below.

Refining Operations and Sales

The Montana refinery is subject to a number of seasonal factors which may cause product sales to vary throughout the year. The refinery's primary asphalt market is paving for road construction which is predominantly a summer demand. Consequently, process and volumes for our asphalt tend to be higher in the summer and lower in the colder seasons. During the winter most of the refinery's asphalt production is stored in tankage for sale in the subsequent summer. Seasonal factors also affect gasoline (higher demand in the summer months) and distillate and diesel (higher winter demand). As a result, inventory levels, sales volumes and prices can be expected to fluctuate on a seasonal basis.

The Montana refinery achieved record performance during the second quarter 2007 due to higher product prices and refining margins. Refining sales revenues were $84.6 million compared to $57.6 million in the first quarter 2007 and $51.0 million in the second quarter of 2006. Sales revenues increased due to higher product prices and higher seasonal sales of asphalt.

Crude oil and operating costs were also up, rising to $66.5 million in the quarter 2007 compared to $46.4 million in the first quarter 2007 and $47 million in the same period last year. Refinery margins increased to $18.1 million (21.4%) compared to $11.2 million (19.4%) in the first quarter 2007 and $4.0 million (7.8%) in the second quarter of 2006.

In the first six months of 2007, the refinery ran at 99% of capacity and there was no downtime. During the second quarter the company sanctioned its ultralow sulphur diesel project to allow the company to produce ultraclean fuels by late 2008. Vendor selection and detailed engineering design is currently underway. The company has also initiated a project to assess a potential expansion of the Montana refinery. The project is currently in the conceptual engineering stage.

	Three months ended June 30		Six months ended June 30	
Refinery throughput	2007	2006	2007	2006 (5)
Crude charged (bbl/d) (1)	9,244	6,864	9,432	6,864
Refinery production (bbl/d) (2)	10,085	6,932	10,358	6,932
Sales of produced refined products (bbl/d)	9,753	6,266	8,771	6,266
Sales of refined products (bbl/d) (3)	10,735	7,384	9,501	7,384
Refinery utilization (%) (4)	97.3%	82.7%	99.3%	82.7%

(1) Crude charged represents the barrels per day of crude oil processed at the refinery.
(2) Refinery production represents the barrels per day of refined products yielded from processing crude and other refinery feedstocks.
(3) Includes refined products purchased for resale.
(4) Represents crude charged divided by total crude capacity of the refinery. Note refining capacity has been increased to 9,500 bbl/d in the fourth quarter of 2006.
(5) From the date of acquisition on March 31, 2006.

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
Feedstocks - three months ended				
Sour crude oil (%)	93%	98%	93%	98%
Other feedstocks and blends (%)	7%	2%	7%	2%
Total	100%	100%	100%	100%
Revenues and Margins				
Refining sales revenue ($000s)	84,628	50,967	142,224	50,967
Refining - crude oil and operating costs ($000s)	66,480	46,979	112,878	46,979
Refining margin ($000s)	18,148	3,988	29,346	3,988
Refining margin (%)	21.4%	7.8%	20.6%	7.8%
Sales of Produced Refined Products (Volume %)				
Gasolines (%)	40%	27%	45%	27%
Diesel fuels (%)	18%	15%	22%	15%
Jet fuels (%)	5%	3%	5%	3%
Asphalt (%)	33%	50%	24%	50%
LPG and other (%)	4%	5%	4%	5%
Total	100%	100%	100%	100%
Averages per Barrel of Refined Product Sold				
Refining sales revenue	$86.63	$89.38	$82.70	$89.38
Less: refining - crude oil purchases and operating costs	68.05	82.39	65.64	82.39
Refining margin	$18.58	$6.99	$17.06	$6.99

INTEREST AND OTHER INCOME

In the second quarter of 2007, the company earned interest of $225,000 (second quarter, 2006 - $101,000) on excess funds invested in secure short-term investments.

GENERAL AND ADMINISTRATIVE EXPENSES

In the second quarter of 2007, general and administrative ("G&A") expenses were $1.7 million compared to $1.3 million in the second quarter of 2006, an increase of 24 percent, reflecting increased costs associated with the company's growth. On a per unit basis, G&A was $8.18 per boe sold, reflecting the project nature of the company's main activity, and is expected to be significantly reduced when bitumen production from Pod One commences and is booked. G&A of $1.1 million was capitalized in the first six months of 2007 (2006 - $99,000), primarily reflecting costs incurred respecting the oil sands development in the pre-production stage.

Non-cash stock-based compensation costs of $875,000 were recorded in the second quarter of 2007 (June 30, 2006 - $6.5 million). These charges reflect the fair value of all stock options granted and vested in the period. Of this amount, $333,000 was expensed (2006 - $4.8 million) and $542,000 was capitalized (2006 - $1.7 million). Charges for the reporting periods are lower in 2007 due to either the timing of awards or lower award volumes in 2007.

FINANCE CHARGES AND FOREIGN EXCHANGE

Financing charges in the second quarter of 2007 of $1.3 million (year to date - $1.7 million) comprise interest paid on funds drawn on the company's lines of credit, interest accrued on the Convertible Debentures and accretion booked on the Convertible Debentures. Finance charges in the second quarter of 2006 of $3.2 million (first six months of 2006 - $3.3 million) comprise interest on the company's lines of credit, interest on the US $51 million bridge loan then outstanding and the amortization of deferred financing costs related to the US $51 million bridge loan facility placed in 2006. Interest on the oil sands term loan is capitalized during the pre-operating phase.

An unrealized foreign exchange gain of $14.5 million was recorded in the second quarter of 2007 primarily due to the conversion of the US$180 million oil sands term loan into Canadian dollars for reporting purposes, as the Canadian dollar strengthened significantly in the reporting period.

The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars, the translation of the US$180 million oil sands term loan and the translation of the Montana refinery financial results. On an economic basis, the company's crude oil and bitumen reserves hedge the company's exposure to foreign currency fluctuations of its US dollar denominated oil sands term loan.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

Conventional oil and gas depletion expense is calculated using the unit-of-production method based on total estimated proved reserves. Refining properties and other assets are depreciated over their estimated useful lives. DD&A in the second quarter of 2007 was $7.4 million, a 30 percent decrease from last year due to decreased production volumes and increased proved conventional reserves. Conventional oil and gas depletion equates to $34.25 per boe of production on a year-to-date basis compared to $28.50 per boe last year. Depletion of Pod One's oil sands capital costs will commence when that project attains commercial production.

Capital costs of $322 million (June 30, 2006 – $64 million) related to the Great Divide oil sands project, which is in the pre-production stage, and undeveloped land acquisition costs of $17 million (2006 – $10 million) were excluded from the depletion calculation, while future development costs of $15 million (2006 - $2 million) for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is an accretion charge of $433,000 (June 30, 2006 - $130,000) in respect of the company's estimated asset retirement obligations. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $13.1 million to the estimated total undiscounted liability of $42 million over the remaining economic life of the company's oil and gas properties.

INCOME TAXES

The income tax provision of $12.7 million in the first six months of 2007 includes a current income tax provision of $7.5 million, principally related to US refinery operations and a future income tax provision of $5.3 million relating to both Canadian and US operations. The income tax recovery of $3.3 million for the first six months of 2006 was due primarily to enacted federal and provincial tax rate reductions.

At June 30, 2007 the company had approximately $28 million of non-capital losses which do not expire before 2009, $416 million of deductible resource pools and $21 million of deductible financing costs.

EQUITY INTEREST IN PETROLIFERA PETROLEUM LIMITED ("PETROLIFERA") AND DILUTION GAIN

Connacher accounts for its 26 percent equity investment in Petrolifera on the equity method basis of accounting. Connacher's equity interest share of Petrolifera's earnings in the first six months of 2007 was $5.1 million (June 30, 2006 - $2.6 million).

In May 2007, the company exercised its right to purchase 1.7 million additional common shares in Petrolifera for total consideration of $5.1 million. As a result, the company maintained its 26 percent equity interest, as other Petrolifera shareholders similarly exercised their right to purchase additional common shares in Petrolifera on identical terms. As a consequence of this investment, the company's carrying value of its Petrolifera investment holding increased to cause a dilution gain of $1.9 million.

NET EARNINGS

In the first six months of 2007, the company reported earnings of $27.2 million ($0.14 per basic and diluted share outstanding) compared to a loss of $3.1 million or $0.02 loss per basic and diluted share for the first six months of 2006. In 2007, the refinery contributed significantly to these results, as did the recorded foreign exchange gains.

SECURITIES OUTSTANDING

For the first six months of 2007, the weighted average number of common shares outstanding was 198,240,426 (2006 – 173,015,395) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 204,762,395 (2006 – 180,415,669).

As at August 8, 2007, the company had the following securities issued and outstanding:

- 198,953,923 common shares;
- 17,939,711 share purchase options;
- 217, 950 deferred share units ("DSUs") under the share award plan
- 20,010,000 common shares issuable upon conversion of the $100,050,000 convertible debentures

Details of the exercise provisions and terms of the outstanding options, DSUs and convertible debentures are noted in the consolidated financial statements, included in this interim report.

LIQUIDITY AND CAPITAL RESOURCES

On May 25, 2007 Connacher issued senior unsecured subordinated convertible debentures with a face value of $100,050,000. The debentures mature June 30, 2012 unless converted prior to that date and bear interest at an annual rate of 4.75 percent payable semiannually on June 30 and December 31. The debentures are convertible at any time into common shares at the option of the holder at a conversion price of $5 per share.

The debentures are redeemable or after June 30, 2010 by the company, in whole or in part at a redemption price equal to 100 percent of the principal amount of the debentures to be redeemed plus accrued and unpaid interest provided that the market price of the company's common shares is at least 120 percent of the conversion price of the debentures.

The conversion feature of the debentures has been accounted for as a separate component of equity in the amount of $16,823,000. The remainder of the net proceeds of the debentures of $79,243,000 has been recorded as long-term debt, which will be accreted up to the face value of $100,050,000 over the five-year term of the debentures. Accretion and interest paid are recorded as finance charges on the consolidated statement of operations. If the debentures are converted to common shares, the value of the conversion feature will be reclassified to share capital along with the principal amounts converted.

Proceeds of the financing were utilized as follows:

	As stated at the time of financing	As actually applied
($000s)		
Gross proceeds	$100,050	$100,050
Underwriters' commissions and issue costs	3,252	3,984
Net proceeds	$96,798	$96,066

The net proceeds were used to fund the company's ongoing capital expenditure program in respect of the development of its oil sands projects, its conventional capital program, for operating expenses, and to repay $52.5 million of the company's conventional oil and gas operating line of credit, which had been drawn to temporarily fund some of the aforementioned capital and operating expenditures.

In the second quarter of 2007, the company also renewed its revolving conventional oil and gas operating line of credit for one year for a limit of $50 million. None of this amount was drawn at June 30, 2007.

At June 30, 2007, the company had working capital of $36.3 million, including $21 million of cash and $4.5 million of segregated cash dedicated to funding the remaining costs of completing the Pod One oil sands project, no short-term debt, an unused $50 million reserve-backed revolving line of credit.

In the first half of 2007, cash flow was $27.8 million ($0.14 per basic and diluted share), 148 percent higher than the $11.2 million reported ($0.07 per basic and $0.06 diluted share) for the first half of 2006. A significant portion of this was contributed by the refinery.

In addition to available cash, unused debt facilities and cash flow, additional sources of funding in the form of additional equity issuances or additional debt financing may be utilized to provide sufficient funding for working capital purposes and for the company's 2007 capital program.

As the company's oil sands term loan is denominated in US dollars, there is a foreign exchange risk associated with its repayment using Canadian currency. The company's crude oil selling prices are established in relation to US dollar denominated markets and, therefore, provide a partial hedge to this exposure.The company has entered into an interest rate swap to mitigate some of the interest rate volatility associated with the variable interest rate inherent in the oil sands term loan.

The company also entered into a natural gas costless collar to mitigate some downside natural gas pricing risk and, therefore, protect the risk of reduced cash flow from operations and the risk of reductions to the lending value of its conventional banking facilities, which is considered particularly important in a time of rapid growth with significant capital expenditure.

The company's only financial instruments are cash, accounts receivable and payable, bank debt, the interest rate swap and the natural gas costless collar. The company maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
($000s)				
Net earnings (loss)	$22,228	$(2,419)	$27,212	$(3,085)
Items not involving cash:				
Depletion, depreciation and accretion	7,363	10,013	14,721	12,890
Stock-based compensation	333	4,800	3,279	5,194
Financing charges	324	2,300	324	2,307
Future employee benefits	122	124	252	124
Future income tax provision (recovery)	4,102	(3,186)	5,267	(3,573)
Foreign exchange (gain) loss	(14,486)	31	(16,188)	38
Lease inducement amortization	-	(15)	-	(30)
Dilution (gain) loss	(1,896)	51	(1,896)	(52)
Equity interest in Petrolifera earnings	(1,214)	(2,200)	(5,114)	(2,589)
Cash flow from operations before working capital changes	$16,876	$9,499	$27,857	$11,224

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow is reconciled with net earnings on the Consolidated Statement of Cash Flows and below.

Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boe) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

Capital expenditures totaled $93.2 million in the second quarter of 2007 and $203.1 million year-to-date (second quarter 2006 - $34.3 million; first half of 2006 - $335.1 million). A breakdown of these expenditures follows:

($000)	Six months ended June 30 2007	2006
Acquisition of Luke Energy Ltd.	$-	$205,000
Acquisition of the Montana refinery assets	-	67,000
Oil sands expenditures	166,523	52,096
Conventional oil and gas expenditures	30,737	10,763
Refinery expenditures	5,844	257
	$203,104	$335,116

Oil sands expenditures include exploratory core hole drilling, seismic, lease acquisition on Pods One through Six and costs incurred for the development of Pod One. In the first six months of 2007, 75 exploratory core holes were drilled. In the first half of 2006, 20 exploratory core holes were drilled.

Conventional oil and gas expenditures include costs of drilling, completing, equipping and working over conventional oil and gas wells as well as undeveloped land acquisition and seismic expenditures. In 2007, 19 (18 net) conventional oil and gas wells were drilled, resulting in eight cased gas wells; one suspended gas well, two suspended oil wells (being evaluated); and eight (seven net) abandoned wells.

A significant part of the company's capital program is discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an average of over 90 percent working interest in its PNG properties and 100% interest in its oil sands properties, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in approximately 95,000 acres of oil sands leases in northern Alberta. To date, the focus has been on an approximate 1,586 acre tract ("Pod One") on which approximately $277 million of expenditures have been incurred to June 30, 2007 to acquire the oil sands leases, to delineate the oil bearing reservoir and for facilities related to the development of a 10,000 bbl/d SAGD project. Capital development costs for Pod One are expected to approximate $300 million, prior to the commencement of bitumen production in the latter part of 2007. The remaining costs will be funded with cash on hand and available lines of credit.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The significant accounting policies used by the company are described below. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions may have a material impact on the company's financial results and condition. The following discusses such accounting policies and is included herein to aid the reader in assessing the critical accounting policies and practices of the company and the likelihood of materially different results being reported. Management reviews its estimates and assumptions regularly. The emergence of new information and changed circumstances may result in changes to estimates and assumptions which could be material and the company might realize different results from the application of new accounting standards promulgated, from time to time, by various regulatory rule-making bodies.

The following assessment of significant accounting polices is not meant to be exhaustive.

Oil and Gas Reserves

Under Canadian Securities Regulators' "National Instrument 51-101-Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. In accordance with this definition, the level of certainty should result in at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case of probable reserves, which are less certain to be recovered than proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those reserves less certain to be recovered than probable reserves. There is at least a 10 percent probability that the quantities actually recovered will exceed the sum of proved plus probable plus possible reserves.

The company's oil and gas reserve estimates are made by independent reservoir engineers using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of

changes in prices, costs, fiscal regimes, reservoir performance or a change in the company's plans. The reserve estimates are also used in determining the company's borrowing base for its credit facilities and may impact the same upon revision or changes to the reserve estimates. The effect of changes in proved oil and gas reserves on the financial results and position of the company is described under the heading "Full Cost Accounting for Oil and Gas Activities."

Full Cost Accounting for Oil and Gas Activities

The company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether successful or not. The aggregate of net capitalized costs and estimated future development costs is depleted using the unit-of-production method based on estimated proved oil and gas reserves.

NEW SIGNIFICANT ACCOUNTING POLICIES

The company has assessed new and revised accounting pronouncements that have been issued.

In 2007 the company has adopted, as necessary, the Canadian Institute of Chartered Accountants ("CICA") Sections 1530, 3251, 3855 and 3865 on "Comprehensive Income", "Equity", "Financial Instruments – Recognition and Measurement", and "Hedges" respectively, all of which were issued in January 2005. Under the new standards additional financial statement disclosure, namely the Consolidated Statement of Other Comprehensive Income, has been introduced which identifies certain gains and losses, including foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside the income statement. In addition, all financial instruments, including derivatives, are to be included in the company's Consolidated Balance Sheet and measured at fair values.

CONVERTIBLE DEBENTURES

The convertible debentures have been recorded as a compound financial instrument in accordance with Section 3861 of the CICA Handbook. The fair value of the liability component has been determined at the date of issue based on the company's incremental borrowing rate for debt with similar terms. The amount of the equity component has been determined as a residual after deducting the amount of the liability component from the face value of the issue.

DEFERRED SHARE AWARD PLAN

Obligations for payments in cash or common shares under the company's deferred share award plan for non-employee directors are accrued as compensation expense over the vesting period. Fluctuations in the price of the company's common shares change the accrued compensation expense and are recognized when they occur.

BUSINESS RISKS

Connacher is exposed to certain risks and uncertainties inherent in the oil and gas and refining businesses. Furthermore, it is exposed to financing and other risks which may impair its ability to realize on its assets or to capitalize on opportunities which might become available to it. Additionally, through the company's investment in Petrolifera which operates in foreign jurisdictions, it is exposed to other risks including currency fluctuations, political risk, price controls and varying forms of fiscal regimes or changes thereto which may impair that investee's ability to conduct profitable operations.

The risks arising in the oil and gas industry include price fluctuations for both crude oil and natural gas over which the company has limited control; risks arising from exploration and development activities; production risks associated with the depletion of reservoirs and the ability to market production. Additional risks include environmental and safety concerns.

For the Montana refinery, certain strategies could be used to reduce some commodity prices and operational risks. No attempt will be made to eliminate all market risk exposures when it is believed the exposure relating to such risk would not be significant to future earnings, financial position, capital resources or liquidity or that the cost of eliminating the exposure would outweigh the benefit. The refinery's profitability will depend largely on the spread between market prices for refined products sold and market prices for crude oil purchased. A substantial or prolonged reduction in this spread could have a significant negative effect on earnings, financial condition and cash flows.

Petroleum commodity futures contracts could be utilized to reduce exposure to price fluctuations associated with crude oil and refined products. Such contracts could be used principally to help manage the price risk inherent in purchasing crude oil in advance of the delivery date and as a hedge for fixed-price sales contracts of refined products. Commodity price swaps and collar options could also be utilized to help manage the exposure to price volatility relating to forecasted purchases of natural gas. Contracts could also be utilized to provide for the purchase of crude oil and other feedstocks and for the sales of refined products. Certain of these contracts may meet the definition of a hedge and may be subject to hedge accounting.

The supply and use of heavy crude oil from the company's Great Divide Oil Sands Project, as a feedstock for the refinery, would provide a physical hedge to this exposure, as planned.

The refinery's operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. Various insurance coverages, including business interruption insurance, are maintained in accordance with industry practices. However, the refinery is not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or, in management's judgment, premium costs are prohibitive in relation to the perceived risks.

Additionally, Connacher has issued parental guarantees and indemnifications on behalf of the refinery. This is considered to be in the normal course of business.

The company will require a significant amount of natural gas in order to generate steam for the SAGD process used at Great Divide. The company is exposed to the risk of changes in the price of natural gas, which could increase operating costs of the Great Divide project. It is anticipated this risk will be substantially mitigated by the production and sale of natural gas from the company's gas properties at Marten Creek acquired with the purchase of Luke Energy Ltd.

Additionally, the company is exposed to exchange rate fluctuations since oil prices and its long term debt are denominated in US dollars, while the majority of its operating and capital costs are denominated in Canadian dollars. On an economic basis, the company's crude oil and bitumen reserves hedge the company's exposure to foreign currency fluctuations of its US dollar denominated term debt.

Bitumen is generally less marketable than light or medium crude oil, and prices received for bitumen are generally lower than those for crude oil. The company is therefore exposed to the price differential between crude oil and bitumen; fluctuations in this differential could have a material impact on the company's profitability. The purchase of the Montana refinery was meant to help mitigate this risk exposure.

The company relies on access to capital markets for new equity to supplement internally generated cash flow and bank borrowings to finance its growth plans. Periodically, these markets may not be receptive to offerings of new equity from treasury, whether by way of private placement or public offerings. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. An increased emphasis on flow-through share financings may accelerate the pace at which junior oil and gas companies become cash-taxable, which could reduce cash flow available for capital expenditures on growth projects. Periodic fluctuations in energy prices may also affect lending policies of the company's banker, whether for existing loans or new borrowings. This in turn could limit growth prospects over the short run or may even require the company to dedicate cash flow, dispose of properties or raise new equity to reduce bank borrowings under circumstances of declining energy prices or disappointing drilling results.

The success of the company's capital programs as embodied in its productivity and reserve base could also impact its prospective liquidity and pace of future activities. Control of finding, development, operating and overhead costs per boe is an important criterion in determining company growth, success and access to new capital sources.

The company attempts to mitigate its business and operational risk exposures by maintaining comprehensive insurance coverage on its assets and operations, by employing or contracting competent technicians and professionals, by instituting and maintaining operational health, safety and environmental standards and procedures and by maintaining a prudent approach to exploration and development activities. The company also addresses and regularly reports on the impact of risks to its shareholders, writing down the carrying values of assets that may not be recoverable.

Furthermore, the company generally relies on equity financing and a bias towards conservative financing of its operations under normal industry conditions to offset the inherent risks of oil and gas exploration, development and production activities. Long-life reserves such as the oil sands now owned by the company may facilitate greater utilization of medium to long-term debt to finance development projects. Occasionally, the company utilizes forward sale, fixed price contracts to mitigate reduced product price risk and foreign exchange risk during periods of price improvement, primarily with a view to assuring the availability of funds for capital programs and to enhance the creditworthiness of its assets with its lenders. While hedging activities may have opportunity costs when realized prices exceed hedged pricing, such transactions are not meant to be speculative and are considered within the broader framework of financial stability and flexibility. Management regularly reviews the need to utilize such financing techniques. Long-life reserves such as the oil sands now owned by the company may facilitate greater utilization of medium to long-term debt to finance development projects.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the company is accumulated, recorded, processed, summarized and reported to the company's management as appropriate to allow timely decisions regarding required disclosure. The company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this MD&A, that the company's disclosure controls and procedures as of the end of

such period are effective to provide reasonable assurance that material information related to the company, including its consolidated subsidiaries, is communicated to them as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the company is responsible for designing adequate internal controls over the company's financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the company's systems of internal control over financial reporting that would materially affect, or is reasonably likely to materially affect, the company's internal controls over financial reporting.

It should be noted that while the company's Chief Executive Officer and Chief Financial Officer believe that the company's disclosure controls and procedures provide a reasonable level of assurance that they are effective and that the internal controls over financial reporting are adequately designed, they do not expect that the financial disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In reaching a reasonable level of assurance, management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide oil sands project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery. Additional financing may be required for the Great Divide oil sands project, the company's conventional petroleum and natural gas assets and for the Montana refinery.

QUARTERLY RESULTS

Fluctuations in results over the previous eight quarters are due principally to variations in oil and gas prices and the acquisitions of Luke Energy and the Montana refinery in 2006, both of which increased revenues substantially. Additionally, operating and general and administrative costs increased due to higher staff levels necessitated by the company's growth. Depletion, depreciation and amortization increased as a result of higher production volumes and additions to capital assets.

	2005		2006				2007	
Three Months Ended	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30
Financial Highlights ($000 except per share amounts) – Unaudited								
Revenue net of royalties	3,222	2,978	3,635	61,239	103,110	76,700	65,923	93,266
Cash flow from operations before working capital changes (1)	1,978	1,238	1,725	9,499	14,957	14,015	10,980	16,876
Basic, per share (1)	0.02	0.01	0.01	0.05	0.08	0.08	0.06	0.09
Diluted, per share (1)	0.02	0.01	0.01	0.05	0.08	0.07	0.05	0.08
Net earnings (loss)	(1,034)	582	(666)	(2,419)	6,771	3,267	4,984	22,228
Basic and diluted per share	(0.01)	-	-	(0.01)	0.03	0.02	0.03	0.11
Capital expenditures	2,870	2,241	300,836	34,280	41,449	74,960	109,881	93,223
Proceeds on disposal of PNG properties	-	-	-	-	-	10,000	-	-
Cash on hand	67,708	75,511	-	7,505	14,450	142,391	66,209	25,375
Working capital surplus (deficiency)	67,440	75,427	(11,061)	(42,483)	(39,942)	118,626	24,027	36,320
Long term debt	-	-	-	-	-	209,754	207,828	272,559
Shareholders' equity	113,081	129,108	337,584	340,639	378,730	385,398	384,593	417,793
Operating Highlights								
Daily production / sales volumes								
Natural gas - mcf/d	497	86	2,600	15,172	12,711	11,291	9,665	9,017
Crude oil - bbl/d	808	775	689	1,026	1,059	1,139	905	731
Equivalent - boe/d (2)	891	789	1,122	3,554	3,177	3,021	2,515	2,234
Product pricing								
Crude oil - $/bbl	53.40	41.54	40.93	61.45	62.53	46.65	49.09	49.79
Natural gas - $/mcf	1.88	7.55	6.34	5.66	5.33	6.57	7.76	7.02

Selected Highlights - $/boe (2)								
Weighted average sales price	49.48	41.61	39.83	41.88	42.16	42.15	47.48	44.63
Royalties	11.73	7.76	8.02	10.43	10.72	9.00	11.22	3.23
Operating costs	7.69	8.90	8.24	7.63	7.99	9.27	8.54	13.08
PNG netback (4)	30.06	24.95	23.57	23.82	23.45	23.88	27.72	28.32
Common Share Information								
Shares outstanding at end of period (000)	134,236	139,940	191,257	191,924	197,878	197,894	198,218	198,834
Basic (000)	103,851	136,071	154,152	191,672	193,587	193,884	198,119	198,360
Diluted (000)	106,397	142,507	160,574	198,931	200,572	204,028	200,008	209,088
Volume traded during quarter (000)	180,848	100,246	148,184	80,347	48,849	46,444	55,292	61,162
Common share price ($)								
High	2.69	4.20	6.07	5.05	4.55	4.43	4.13	4.43
Low	0.76	1.09	3.47	3.10	3.09	3.17	3.07	3.07
Close (end of period)	2.54	3.84	4.95	4.30	3.60	3.49	3.86	3.69

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) PNG netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs. Netbacks by product type are disclosed in the accompanying MD&A.

CONSOLIDATED BALANCE SHEETS

Connacher Oil and Gas Limited

(Unaudited)

($000)	June 30, 2007	December 31, 2006
ASSETS		
CURRENT		
Cash and cash equivalents	$20,889	$19,603
Restricted cash (Note 11 (c))	4,486	122,788
Accounts receivable	43,488	30,956
Refinery inventories (Note 4)	37,176	24,437
Prepaid expenses	2,171	1,525
Income taxes recoverable	3,942	-
Due from Petrolifera	-	32
	112,152	199,341
Property and equipment	569,532	384,311
Goodwill	103,676	103,676
Deferred costs	2,817	4,005
Investment in Petrolifera	33,750	21,597
	$821,927	$712,930
LIABILITIES		
CURRENT		

Accounts payable and accrued liabilities	$69,400	$57,571
Income taxes payable	-	3,644
Revolving line of credit	6,392	19,500
Due to Petrolifera	40	-
	75,832	80,715
Asset retirement obligations (Note 5)	13,074	7,322
Employee future benefits (Note 11(d))	591	388
Long term debt (Note 7)	272,559	209,754
Future income taxes	42,078	29,353
	404,134	327,532
SHAREHOLDERS' EQUITY		
Share capital and contributed surplus (Note 8)	389,230	376,500
Accumulated other comprehensive loss (Note 3)	(7,677)	(130)
Retained earnings	36,240	9,028
	417,793	385,398
	$821,927	$712,930

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Connacher Oil and Gas Limited

(Unaudited)

	Three Months ended June 30		Six months ended June 30	
($000, except per share amounts)	2007	2006	2007	2006
REVENUE				
Petroleum and natural gas revenue, net of royalties	$8,413	$10,171	$16,620	$13,382
Refining and marketing sales	84,628	50,967	142,224	50,967
Interest and other income	225	101	345	525
	93,266	61,239	159,189	64,874
EXPENSES				
Petroleum and natural gas operating costs	2,660	2,468	4,592	3,300
Refining – crude oil purchases and operating costs	66,480	46,979	112,878	46,979
General and administrative	1,663	1,343	5,248	2,299
Stock-based compensation (Note 8)	333	4,800	3,279	5,194
Finance charges	1,264	3,155	1,710	3,239
Foreign exchange loss (gain)	(14,486)	31	(16,188)	38
Depletion, depreciation and accretion	7,363	10,013	14,721	12,890
	65,277	68,789	126,240	73,939
Earnings (loss) before income taxes and other items	27,989	(7,550)	32,949	(9,065)
Current income tax provision	4,769	204	7,480	234

Future income tax provision (recovery)	4,102	(3,186)	5,267	(3,573)
	8,871	(2,982)	12,747	(3,339)
Earnings (loss) before other items	19,118	(4,568)	20,202	(5,726)
Equity interest in Petrolifera earnings	1,214	2,200	5,114	2,589
Dilution gain (loss) (Note 6)	1,896	(51)	1,896	52
NET EARNINGS (LOSS)	22,228	(2,419)	27,212	(3,085)
RETAINED EARNINGS, BEGINNING OF PERIOD	14,012	1,409	9,028	2,075
RETAINED EARNINGS (DEFICIT), END OF PERIOD	$36,240	$(1,010)	$36,240	$(1,010)
EARNINGS (LOSS) PER SHARE (Note 11(a))				
Basic	$0.11	$(0.01)	$0.14	$(0.02)
Diluted	$0.11	$(0.01)	$0.14	$(0.02)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Connacher Oil and Gas Limited
Three Months Ended June 30 (Unaudited)

($000)	2007
Balance, beginning of period	$4,423
Net earnings	22,228
Foreign currency translation adjustment	(6,986)
Balance, end of period	$19,665

Connacher Oil and Gas Limited
Six Months Ended June 30 (Unaudited)

($000)	2007
Balance, beginning of period	
Net earnings	$27,212
Foreign currency translation adjustment	(7,547)
Balance, end of period	$19,665

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Connacher Oil and Gas Limited
Three Months Ended June 30 (Unaudited)

($000)	2007
Balance, beginning of period	$(691)
Foreign currency translation adjustment	(6,986)
Balance, end of period	$(7,677)

Connacher Oil and Gas Limited
Six Months Ended June 30 (Unaudited)

($000)	2007
Balance, beginning of period	$(130)
Foreign currency translation adjustment	(7,547)
Balance, end of period	$(7,677)

CONSOLIDATED STATEMENTS OF CASH FLOW

Connacher Oil and Gas Limited
(Unaudited)

	Three months ended June 30		Six months ended June 30	
($000)	2007	2006	2007	2006
Cash provided by (used in) the following activities:				
OPERATING				
Net earnings (loss)	$22,228	$(2,419)	$27,212	$(3,085)
Items not involving cash:				
Depletion, depreciation and accretion	7,363	10,013	14,721	12,890
Stock-based compensation	333	4,800	3,279	5,194
Financing charges - non-cash portion	324	2,300	324	2,307
Employee future benefits	122	124	252	124
Future income tax provision (recovery)	4,102	(3,186)	5,267	(3,573)
Foreign exchange loss (gain)	(14,486)	31	(16,188)	38
Dilution (gain) loss	(1,896)	51	(1,896)	(52)
Lease inducement amortization	-	(15)	-	(30)
Equity interest in Petrolifera earnings	(1,214)	(2,200)	(5,114)	(2,589)
Cash flow from operations before working capital changes	16,876	9,499	27,857	11,224
Changes in non-cash working capital (Note 11(b))	(43,062)	(37,742)	(36,141)	(33,499)
	(26,186)	(28,243)	(8,284)	(22,275)
FINANCING				
Issue of common shares, net of share issue costs	238	108	518	95,030
Increase in bank debt	41,601	55,045	69,201	72,645
Repayment of bank debt	(72,996)	-	(81,996)	-
Issuance of convertible debenture net of issue costs	96,066	-	96,066	-
Deferred financing costs	-	(845)	-	(2,792)
	64,909	54,308	83,789	164,883
INVESTING				
Acquisition and development of oil and gas properties	(91,404)	(34,280)	(196,698)	(63,836)
Decrease in restricted cash	61,724	-	118,303	-
Acquisition of Luke Energy Ltd.	-	(426)	-	(92,654)
Acquisition of refining assets	-	-	-	(62,041)
Exercise of Petrolifera warrants (Note 6)	(5,143)	-	(5,143)	-
Acquisition of other assets	-	(4,927)	-	(4,927)
Change in non-cash working capital (Note 11(b))	21,649	9,374	14,544	14,218
	(13,174)	(30,259)	(68,994)	(209,240)
NET INCREASE (DECREASE) IN CASH AND CASH EQ'S	25,549	(4,194)	6,511	(66,632)

Impact of foreign exchange on foreign currency denominated cash balances	(4,660)	(1,374)	(5,225)	(1,374)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	13,073	19,603	75,511
CASH AND CASH EQUIVALENTS, END OF PERIOD	$20,889	$7,505	$20,889	$7,505

Supplementary information – Note 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Connacher Oil and Gas Limited
Period ended June 30, 2007 (Unaudited)

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. Operating in Canada, and in the U.S. through its subsidiary Montana Refining Company, Inc. ("the refinery"), the company is in the business of exploration and development of bitumen in the oil sands of northern Alberta, and exploring, developing, producing, refining and marketing conventional petroleum and natural gas.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as indicated in the annual audited Consolidated Financial Statements for the year ended December 31, 2006, except as described below and in Note 3. The disclosures provided below do not conform in all respects to those included with the annual audited Consolidated Financial Statements. The interim consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2006.

(a) Convertible debentures

The convertible debentures have been classified as term debt and equity at their fair value at the date of issue. The fair value of the liability component has been determined based on the company's incremental borrowing rate for debt with similar terms. The amount of the equity component has been determined as a residual after deducting the amount of the liability component from the face value of the issue.

(b) Deferred share award plan for non-employee directors

Obligations for payments in cash or common shares under the company's deferred share award plan for non-employee directors are accrued as compensation expense over the vesting period. Fluctuations in the price of the company's common shares change the accrued compensation expense and are recognized when they occur.

3. NEW ACCOUNTING STANDARDS

Effective January 1, 2007 the company adopted CICA Handbook sections 1530, 3251, 3855 and 3865 relating to Comprehensive Income, Equity, Financial Instruments – Recognition and Measurement, and Hedges, respectively. Under the new standards, additional financial statement disclosure, namely the Consolidated Statement of Comprehensive Income, has been introduced. This statement identifies certain gains and losses, which in the company's case include only foreign currency translation adjustments arising from translation of the company's U.S. refining subsidiary which is considered to be self-sustaining, that are recorded outside the income statement. Additionally, a separate component of equity, Accumulated Other Comprehensive Income ("AOCI"), has been introduced in the consolidated balance sheet to record the continuity of other comprehensive income balances on a cumulative basis.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the December 31, 2006 period end accumulated foreign currency translation adjustment balance of $130,000 has been reclassified to AOCI. In addition, the change in the accumulated foreign currency translation adjustment balance for the six months ended June 30, 2007 of $7,547,000 is now included in the Statement of Comprehensive Income (Loss) (six months ended June 30, 2006 – nil). Finally, all financial instruments, including derivatives, are recorded in the company's consolidated balance sheet and measured at their fair values.

Under section 3855, the company is required to classify its financial instruments into one of five categories. The company has classified all of its financial instruments, with the exception of the oil sands term loan and the convertible debentures, as Held for Trading, which requires measurement on the balance sheet at fair value with any changes in fair value recorded in income. This classification has been chosen due to the nature of the company's financial instruments, which, except for the oil sands term loan and the convertible debentures, are of a short-term nature such that there are no material differences between the carrying values and the fair values of these financial statement components. Transaction costs related to financial instruments classified as Held for Trading are recorded in income in accordance with the new standards.

The US $180 million oil sands term loan and the convertible debentures have been classified as other liabilities (as defined by the accounting standard) and are accounted for on the amortized cost basis.

The adoption of section 3865, "Hedges", has had no effect on the company's consolidated financial statements as the company does not account for its derivative financial instruments as hedges.

Changes during the period in other comprehensive income and AOCI were as follows:

	Three months ended June 30, 2007	Six months ended June 30, 2007
($000)	Increase/(Decrease)	Increase/(Decrease)
Other comprehensive income	$(6,986)	$(7,547)
Accumulated other comprehensive income (loss)	$(6,986)	$(7,547)

Effective January 1, 2007, the company adopted the revised recommendations of CICA Handbook section 1506, Accounting Changes.

The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more relevant and reliable financial information. Accounting policy changes must be applied retrospectively unless it is impractical to determine the period or cumulative impact of the change in policy. Additionally, when an entity has not applied a new primary source of GAAP that has been issued but is not yet effective, the entity must disclose that fact along with information relevant to assessing the possible impact that application of the new primary source of GAAP will have on the entity's financial statements in the period of initial application.

As of January 1, 2008, the company will be required to adopt two new CICA Handbook requirements, section 3862, "Financial Instruments - Disclosures" and section 3863, "Financial Instruments - Presentation" which will replace current section 3861. The new standards require disclosure of the significance of financial instruments to an entity's financial statements, the risks associated with the financial instruments and how those risks are managed. The new presentation standard essentially carries forward the current presentation requirements. The company is assessing the impact of these new standards on its consolidated financial statements and anticipates that the main impact will be in terms of the additional disclosures required.

As of January 1, 2008, the company will be required to adopt CICA Handbook section 1535, "Capital Disclosures" which requires entities to disclose their objectives, policies and processes for managing capital and, in addition, whether the entity has complied with any externally imposed capital requirements. The company is assessing the impact of this new standard on its consolidated financial statements and anticipates that the main impact will be in terms of the additional disclosures required.

4. REFINERY INVENTORIES

Inventories consist of the following:

($000)	June 30, 2007	December 31, 2006
Crude oil	$4,995	$3,520
Other raw materials and unfinished products (1)	1,496	1,292
Refined products (2)	27,133	17,440
Process chemicals (3)	1,371	909
Repairs and maintenance supplies and other	2,181	1,276
	$37,176	$24,437

(1) Other raw materials and unfinished products include feedstocks and blendstocks, other than crude oil. The inventory carrying value includes the costs of the raw materials and transportation.

(2) Refined products include gasoline, jet fuels, diesels, asphalts, liquid petroleum gases and residual fuels. The inventory carrying value includes the cost of raw materials including transportation and direct production costs.

(3) Process chemicals include catalysts, additives and other chemicals. The inventory carrying value includes the cost of the purchased chemicals and related freight.

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the beginning and ending aggregate carrying amount of the obligation associated with the company's retirement of its petroleum and natural gas properties and facilities.

($000)	Six months ended June 30, 2007	Year ended December 31, 2006
Asset retirement obligations, beginning of period	$7,322	$3,108
Liabilities incurred	5,319	2,384
Liabilities acquired	-	2,109
Liabilities disposed	-	(864)
Change in estimated future cash flows	-	237
Accretion expense	433	348
Asset retirement obligations, end of period	$13,074	$7,322

Liabilities incurred in 2007 have been estimated using a discount rate of eight percent to reflect the company's credit-adjusted risk free interest rate given its current capital structure. The company has not recorded an asset retirement obligation for the Montana refinery as it is currently the company's intent to maintain and upgrade the refinery so that it will be operational for the foreseeable future. Consequently, it is not possible at the present time to estimate a date or range of dates for settlement of any asset retirement obligation related to the refinery.

6. RELATED PARTY TRANSACTIONS

In May 2007, the company exercised its right to purchase 1.7 million additional common shares in Petrolifera for total consideration of $5.1 million. As a result, the company maintained its 26 percent equity interest, as other Petrolifera shareholders similarly exercised their right to purchase additional common shares in Petrolifera on identical terms. As a consequence of this investment, the company's carrying value of its Petrolifera investment holding increased to cause a dilution gain of $1.9 million.

7. LONG TERM DEBT

On May 25, 2007 Connacher issued senior unsecured subordinated convertible debentures with a face value of $100,050,000. The debentures mature June 30, 2012 unless converted prior to that date and bear interest at an annual rate of 4.75 percent payable semiannually on June 30 and December 31. The debentures are convertible at any time into common shares at the option of the holder at a conversion price of $5 per share.

The debentures are redeemable or after June 30, 2010 by the company, in whole or in part at a redemption price equal to 100 percent of the principal amount of the debentures to be redeemed plus accrued and unpaid interest provided that the market price of the company's common shares is at least 120 percent of the conversion price of the debentures.

The conversion feature of the debentures has been accounted for as a separate component of equity in the amount of $16,823,000. The remainder of the net proceeds of the debentures of $79,243,000 has been recorded as long-term debt, which will be accreted up to the face value of $100,050,000 over the five-year term of the debentures. Accretion and interest paid are recorded as finance charges on the consolidated statement of operations. If the debentures are converted to common shares, the value of the conversion feature will be reclassified to share capital along with the principal amounts converted.

Convertible debenture initially recognized, less issue costs of $2.8 million net of income taxes of $1.2	$80,463
Accretion to June 30, 2007	324
	80,787
Oil sands term loan	191.772
	$272,559

During the second quarter of 2007 the company's revolving line of credit, backed by its conventional reserve base, was renewed for $50 million for one year.

8. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized

The authorized share capital comprises the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount ($000)
Share Capital:		
Balance, December 31, 2006	197,894,015	$363,082
Issued upon exercise of options (a)	830,933	556
Shares issued to directors as compensation (b)	108,975	393
Assigned value of options exercised	-	195
Tax effect of expenditures renounced pursuant to the issuance of flow-through common shares (c)		(9,000)
Share issue costs		(38)
Balance, Share Capital, June 30, 2007	198,833,923	$355,188
Contributed Surplus:		
Balance, December 31, 2006		$13,418
Fair value of share options granted		3,996
Assigned value of options exercised		(195)
Balance, Contributed Surplus, June 30, 2007		$17,219
Equity component of convertible debentures, June 30, 2007		$16,823
Total Share Capital, Contributed Surplus and equity component:		
December 31, 2006		$376,500
June 30, 2007		$389,230

(a) Stock options

A summary of the company's outstanding stock options, as at June 30, 2007 and 2006 and changes during those periods is presented below:

	2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	16,212,490	$3.31	8,592,600	$1.49
Granted	3,349,597	3.86	7,777,300	4.94
Exercised	(830,933)	(0.70)	(742,699)	(0.72)
Expired	(982,000)	(3.60)	-	-
Outstanding, end of period	17,749,154	$3.52	15,627,201	$3.24

Exercisable, end of period	9,693,064	$3.10	5,140,198	$2.56

All stock options have been granted for a period of five years. Options granted under the plan are generally fully exercisable after two or three years and expire five years after the date granted. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at June 30, 2007
$0.20 - $0.99	2,415,302	2.4
$1.00 - $1.99	1,766,000	2.9
$2.00 - $3.99	6,438,597	4.2
$4.00 - $5.56	7,129,255	3.8
	17,749,154	

In the first six months of 2007 a compensatory non-cash expense of $4.4 million (2006 - $7.1 million) was recorded, reflecting the amortization of the fair value of stock options over the vesting period and the fair value of shares granted to directors. Of this amount, $3.3 million (2006 - $5.2 million) was expensed and $1.1 million (2006 - $1.9 million) was capitalized to property and equipment.

In the second quarter of 2007 a compensatory non-cash expense of $875,000 (2006 - $6.5 million) was recorded, reflecting the amortization of the fair value of stock options over the vesting period and the fair value of shares granted to directors. Of this amount, $333,000 (2006 - $4.8 million) was expensed and $542,000 (2006 - $1.7 million) was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2007	2006
Risk free interest rate	4.5%	4.1.%
Expected option life (years)	3	3
Expected volatility	52%	48%

The weighted average fair value at the date of grant of all options granted in the first six months of 2007 was $1.52 per option (2006 - $1.81).

(b) Deferred share award plan for non-employee directors

Shareholders of the company approved a deferred share award incentive plan for non-employee directors at the company's Annual and Special meeting of Shareholders on May 10, 2007. Under the plan, a total of 326,925 deferred share units were awarded to non-employee directors. In June 2007, 108,975 common shares were issued to directors as compensation under the plan. The remaining 217,950 deferred share units vest one-half on January 1, 2008 and one-half on January 1, 2009.

Under the deferred share award plan, deferred share units may be granted to non-employee directors of the company in amounts determined by the Board of Directors on the recommendation of the Governance Committee. Payment under the plan is made by delivering common shares to non-employee directors either through purchases on the TSX or by issuing shares from treasury, subject to certain limitations. The Board of Directors may also elect to pay cash equal to the fair market value of the common shares to be delivered to non-employee directors upon vesting of such deferred share units in lieu of delivering shares.

In the first six months of 2007, $393,000 was charged to expense in respect of awards granted under the deferred share award plan.

(c) Flow through shares

Effective December 31, 2006, the company renounced $30 million of resource expenditures to flow-through investors. The related tax effect of $9 million of these expenditures was recorded in 2007. The company incurred all of the required expenditures related to these flow-through shares in 2006 and 2007.

9. COMMODITY PRICE RISK MANAGEMENT

During the first quarter of 2007 the company entered into a costless collar arrangement whereby the sales price for 5,000 mmbtu per day of the company's natural gas production was fixed within a range of US$7.00 per mmbtu – US$9.50 per mmbtu. The effective

date of the arrangement commenced April 1, 2007 and continues until October 31, 2007. At June 30, 2007 the fair value of this collar was an asset of $282,000, which has been recorded in accounts receivable on the consolidated balance sheet and the gain has been included in PNG revenue.

10. SEGMENTED INFORMATION

In Canada, the company is in the business of exploring and producing conventional petroleum and natural gas and is engaged in the exploration and development of bitumen in the oil sands of northern Alberta. In the U.S., the company is in the business of refining and marketing petroleum products. The significant aspects of these operating segments are presented below. Included in Canadian administrative assets is the company's carrying value of its investment in Petrolifera.

($000)	Canada Oil and Gas	Canada Administrativ	USA Refining	Total
Three months ended June 30, 2007				
Revenues, net of royalties	$8,413	$-	$84,628	$93,041
Equity interest in Petrolifera earnings	-	1,214	-	1,214
Dilution gain	-	1,896	-	1,896
Interest and other income	111	-	114	225
Crude oil purchases and operating costs	2,660	-	66,480	69,140
General and administrative	-	1,663	-	1,663
Stock-based compensation	-	333	-	333
Finance charges	-	1,264	-	1,264
Foreign exchange loss (gain)	(14,486)	-	-	(14,486)
Depletion, depreciation and accretion	5,891	-	1,472	7,363
Tax provision	3,197	-	5,674	8,871
Net earnings (loss)	11,262	(150)	11,116	22,228
Property and equipment, net	517,584	2,788	49,160	569,532
Capital expenditures	89,713	783	2,727	93,223
Total assets	668,691	36,537	116,699	821,927
Three months ended June 30, 2006				
Revenues, net of royalties	$10,171	$-	$50,967	$61,138
Equity interest in Petrolifera earnings	-	2,200	-	2,200
Dilution gain (loss)	-	(51)	-	(51)
Interest and other income	15	-	86	101
Crude oil purchases and operating costs	2,468	-	46,979	49,447
General and administrative	-	1,343	-	1,343
Stock-based compensation	-	4,800	-	4,800
Finance charges	-	224	2,931	3,155
Foreign exchange loss (gain)	31	-	-	31
Depletion, depreciation and accretion	9,158	-	855	10,013
Tax provision (recovery)	(2,797)	-	(185)	(2,982)
Net earnings (loss)	1,326	(4,218)	473	(2,419)
Property and equipment, net	253,899	759	43,305	297,963
Capital expenditures and acquisitions	34,023	-	257	34,280
Total assets	384,824	759	107,276	492,859

($000)	Canada Oil and Gas	Canada Administrativ	USA Refining	Total

Six months ended June 30, 2007				
Revenues, net of royalties	$16,620	$-	$142,224	$158,844
Equity interest in Petrolifera earnings	-	5,114	-	5,114
Dilution gain	-	1,896	-	1,896
Interest and other income	124	-	221	345
Crude oil purchases and operating costs	4,592	-	112,878	117,470
General and administrative	-	5,248	-	5,248
Stock-based compensation	-	3,279	-	3,279
Finance charges	-	1,710	-	1,710
Foreign exchange loss (gain)	(16,188)	-	-	(16,188)
Depletion, depreciation and accretion	11,992	-	2,729	14,721
Tax provision (recovery)	3,419	-	9,328	12,747
Net earnings (loss)	12,929	(3,227)	17,510	27,212
Property and equipment, net	517,584	2,788	49,160	569,532
Capital expenditures and acquisitions	195,435	1,825	5,844	203,104
Total assets	668,691	36,537	116,699	821,927

Six months ended June 30, 2006				
Revenues, net of royalties	$13,382	$-	$50,967	$64,349
Equity interest in Petrolifera earnings and dilution gain	-	2,589	-	2,589
Dilution gain	-	52	-	52
Interest and other income	431	-	94	525
Crude oil purchases and operating costs	3,300	-	46,979	50,279
General and administrative	-	2,299	-	2,299
Stock-based compensation	-	5,194	-	5,194
Finance charges	-	308	2,931	3,239
Foreign exchange loss (gain)	38	-	-	38
Depletion, depreciation and accretion	12,035	-	855	12,890
Tax provision (recovery)	(3,154)	-	(185)	(3,339)
Net earnings (loss)	1,594	(5,160)	481	(3,085)
Property and equipment, net	253,899	759	43,305	297,963
Capital expenditures	268,832	-	66,284	335,116
Total assets	384,824	759	107,276	492,859

11. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the three months ended June 30	2007	2006
Weighted average common shares outstanding	190,360,390	191,671,650
Dilutive effect of stock options and deferred share units	2,591,943	7,259,755
Dilutive effect of convertible debentures	8,135,934	-
Weighed average common shares outstanding – diluted	209,088,267	198,931,405

For the six months ended June 30	2007	2006
Weighted average common shares outstanding	198,240,426	173,015,395
Dilutive effect of stock options and deferred share units	2,431,527	7,400,274
Dilutive effect of convertible debentures	4,090,442	-
Weighed average common shares outstanding – diluted	204,762,395	180,415,669

For the three and six months ended June 30, 2007, $562,600 of interest and accretion expense on the convertible debentures has been added to net income in the numerator of the diluted earnings per share calculation.

(b) Net change in non-cash working capital

For the three months ended June 30	2007	2006
($000)		
Accounts receivable	$(12,350)	$(26,769)
Refinery inventories	1,819	(8,031)
Due from Petrolifera	(38)	164
Prepaid expenses	(1,012)	(1,245)
Accounts payable and accrued liabilities	(2,753)	7,513
Income taxes payable	(7,079)	-
Total	$(21,413)	$(28,368)

Summary of working capital changes:

For the three months ended June 30	2007	2006
($000)		
Operations	$(43,062)	$(37,742)
Investing	21,649	9,374
	$(21,413)	$(28,368)

For the six months ended June 30	2007	2006
($000)		
Accounts receivable	$(12,532)	$(29,207)
Due from Petrolifera	73	(5)
Prepaid expenses	(646)	(1,256)
Refinery inventories	(12,738)	(8,031)
Accounts payable and accrued liabilities	11,832	19,218
Income taxes payable	(7,586)	-
Total	$(21,597)	$(19,281)

Summary of working capital changes:

For the six months ended June 30	2007	2006
($000)		
Operations	$(36,141)	$(33,499)
Investing	14,544	14,218
	$(21,597)	$(19,281)

(c) Supplementary cash flow information

For the three months ended June 30	2007	2006
($000)	$	$
Interest paid	4,152	855
Income taxes paid	6,107	-
Stock-based compensation capitalized	542	1,704

For the six months ended June 30	2007	2006
($000)	$	$
Interest paid	7,599	932
Income taxes paid	9,146	-
Stock-based compensation capitalized	1,088	1,914

At June 30, 2007 cash of $4.5 million (December 31, 2006 - $122.8 million) is restricted for use in paying expenditures for a designated oil sands project under the terms of the company's financing arrangements for its oil sands project.

(d) Defined benefit pension plan

In the first six months of 2007, $252,000 (2006 - $124,000) has been charged to expense in relation to the refinery's defined benefit pension plan.

FORWARD-LOOKING INFORMATION

Information in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing and estimates of reserves, resources and future net revenues and exploration and development plans. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2006, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for crude oil and natural gas, price and exchange rate fluctuations, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

For more information, contact:
Richard Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone (403) 538-6201 Fax 538-6225
www.connacheroil.com inquiries@connacheroi.com

82-34954

Q2 2007

IT'S ALL ABOUT THE OILSANDS

Connacher
OIL AND GAS LIMITED
Suite 2600, 530 - 8 Avenue SW
Calgary, AB Canada T2P 3S8
T 403.538.6201 F 403.538.6225
inquiries@connacheroil.com
www.connacheroil.com

INTERIM REPORT 2007

Connacher Oil and Gas Limited had a wonderful second quarter of 2007. It was highlighted by the completion of our updated reserve report which showed significant expansion of our bitumen and conventional reserve base; filing of the application for development of our Pod Two or "Algar" Project east of Great Divide Pod One (the company's second 10,000 bbl/d oil sands development project); the near completion of our plant and facilities at Pod One, which completion will be celebrated on August 10, 2007; successful raising of $100 million of new capital through the sale of low coupon senior unsecured subordinated convertible debentures; and strong second quarter and first half 2007 financial and operating results resulting in record cash flow and earnings.

HIGHLIGHTS

- Bitumen reserves grew dramatically – 2P ("proved and probable") reserves more than doubled to 178 million barrels and 3P ("proved, probable and possible") reserves increased 120 percent to 242 million barrels
- 2P Reserves and Best Estimate Total Resources of bitumen rose 60 percent to 417 million barrels; 3P Reserves and High Estimate Total Resources reached 798 million barrels
- 2P conventional reserves rose 14 percent, including a 27 percent increase in 2P natural gas reserves due to successful winter 2007 drilling
- 10 percent present value of future net revenues for 2P Reserves and Best Estimate Total Resources approximately $1.2 billion; 3P Reserves and High Estimate Total Resources exceeds $1.8 billion
- Pod One construction nearing completion; commissioning ceremony August 10, 2007 within 300 day construction timetable
- Pod Two ("Algar") application for a second 10,000 bbl/d plant submitted to Alberta Energy and Utilities Board ("EUB") and other regulators
- Record cash flow from operations and earnings for second quarter and first half 2007
- First half earnings reached $27.2 million ($0.14 per share), compared to a loss in 2006
- Capital expenditures approximated $93 million in the second quarter and $203 million for the year-to-date 2007

SUMMARY RESULTS

	Three months ended June 30			Six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
FINANCIAL ($000 except per share amounts)						
Revenues, net of royalties	**93,266**	61,239	52	**159,189**	64,874	145
Cash flow from operations (1)	**16,876**	9,499	78	**27,857**	11,224	148
Per share, basic (1)	**0.09**	0.05	80	**0.14**	0.07	100
Per share, diluted (1)	**0.08**	0.05	60	**0.14**	0.06	133
Net earnings (loss) for the period	**22,228**	(2,419)	1,019	**27,212**	(3,085)	982
Per share, basic	**0.11**	(0.01)	1,200	**0.14**	(0.02)	800
Per share, diluted	**0.11**	(0.01)	1,200	**0.14**	(0.02)	800
Capital expenditures and acquisitions	**93,223**	34,280	172	**203,104**	335,116	(39)
Cash on hand				**25,375**	7,505	238
Working capital (deficit)				**36,320**	(42,483)	185
Long term debt				**272,559**	-	-
Shareholders' equity				**417,793**	340,639	23
Total assets				**821,927**	492,859	67
OPERATING						
Daily production / sales volumes						
Crude oil - bbl/d	**731**	1,026	(29)	**817**	858	(5)
Natural gas - mcf/d	**9,017**	15,172	(41)	**9,340**	8,921	5
Barrels of oil equivalent - boe/d (2)	**2,234**	3,554	(37)	**2,374**	2,345	1
Product pricing						
Oil - $/bbl	**49.79**	61.45	(19)	**49.42**	53.26	(7)
Natural gas - $/mcf	**7.02**	5.66	24	**7.40**	5.76	28
Barrels of oil equivalent - $/boe (2)	**44.63**	41.88	7	**46.13**	41.39	11
Common shares outstanding (000)						
Weighted average						
Basic	**198,360**	191,672	3	**198,240**	173,015	15
Diluted	**209,088**	198,931	5	**204,762**	180,416	14
End of period						
Issued				**198,834**	191,924	4
Fully diluted				**236,811**	207,551	14

(1) Cash flow from operations before working capital changes ("cash flow from operations") and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations is reconciled with net earnings on the Consolidated Statements of Cash Flows and in the accompanying Management's Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf:1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

LETTER TO SHAREHOLDERS

Connacher Oil and Gas had a wonderful second quarter and first half of 2007. The events of the quarter were dominated by continued excellent progress in our construction of facilities at Great Divide Pod One, within timetable and close to budget. Our accomplishments in this regard, especially for a smaller company, are considerable.

While we did experience modest cost overruns, they were both manageable and comprehensible against the backdrop of incredible inflationary pressure in this space. We will have completed the plant and facility and site construction within our allotted 300 days, an achievement of which we can be justifiably proud, especially with the pressures of competition, weather in that we built through a fairly cold winter and the original delays and site construction challenges we faced.

Also, our extensive and successful 81 well core hole drilling program this past winter on our main lease block at Great Divide resulted in a marked expansion of our reserve and resource base and supported our application to proceed with a second oil sands plant to also produce 10,000 bbl/d of bitumen at Algar. The proposed plant site is approximately five miles east of the Pod One plant, across Highway 63. Assuming an approximate 12 month review period by the regulators and for consultation with interested stakeholders, Connacher hopes to be able to proceed with building its second plant sometime during the first half of 2008 with a view to completion by early 2009.

The company is also optimistic about its ability to further identify and upgrade other accumulations on its 100 percent-owned acreage in the Divide region to commercial status and in the fullness of time, over the next seven years or so, would anticipate moving towards overall production in excess of 50,000 bbl/d in the region. This outlook is buoyed by the continuing identification of many new leads and prospects on our main lease block arising from the winter 2007 3D seismic program. Connacher will continue its cycle of shooting extensive 3D seismic over its undrilled or unevaluated acreage, followed by an active core hole program and then, with these results in hand, continued reserve and resource expansion on a consistent and regular basis. Already we are anticipating a 120-130 well core hole drilling program in the winter of 2008, primarily on our main lease block. New seismic in 2008 will focus on our unevaluated lands to set up drilling the following winter.

Unlike many other companies who are drilling core holes in a more "exploratory" manner, in order to establish broad based resource estimates for prospective company sales, Connacher uses core hole drilling for defining exploitable reserves which can be booked and converted to production in an expeditious manner. We have moved from initial ownership to production in the shortest timeframe of any other producer in the oil sands. Our compact and coordinated approach will serve us well going forward as we become a more meaningful production company.

Connacher's reserve and resource base expanded dramatically compared to year end 2006. On July 10, 2007 we issued a press release detailing the results of an updated independent reserve report ("June 2007 Report"), prepared by GLJ Petroleum Consultants ("GLJ"), of Calgary, Alberta. The June 2007 Report had an effective date of June 30, 2007 and detailed estimates of the company's bitumen and conventional reserves and resources for 1P, 2P and 3P reserves and contingent and prospective resources for bitumen and 1P and 2P reserves for conventional resources. The company's reserve and resource base showed considerable expansion, as did the GLJ estimates of future net revenue and the present value thereof, calculated after deduction of estimated capital expenditures, royalties and operating costs but before corporate general and administrative expenses ("G&A"), finance charges and income tax. This expanded reserve and resource base and the value of Connacher's future net revenue provides a solid underpinning for the company's net asset value and creditworthiness, which was reaffirmed by an improvement in the ratings assigned by Standard and Poor's to the company's outstanding debt instruments.

Other developments of consequence during the period included the exercise by Connacher of its Petrolifera Petroleum Limited initial warrants to maintain the company's equity stake in this highly successful company at the 26 percent level. Also, during the reporting period Connacher was able to further strengthen its financial condition with the successful placement for resale of $100 million of 4.75 percent senior subordinated unsecured convertible debentures, on a bought deal basis with a syndicate of investment banks, headed by Canada's largest investment dealer. This expression of support and increased sponsorship reflects favorably on the company's progress as the transaction was also fully supported by the company's previous banking syndicate.

Also, Connacher's $50 million revolving reserve-backed loan facility, secured by Connacher's conventional reserve base, was renewed during the period, based on the company's successful 2007 drilling program and despite the erosion of natural gas prices which adversely affected loan values for the industry. The facility was undrawn as at quarter end.

Connacher's financial and operating results for the second quarter and first half of 2007 are discussed in greater detail in the MD&A which comprises a portion of this Interim Report. However, some items of note should be recognized. Our refinery in Montana had an exceptional second quarter and first half 2007 with a significant expansion in refining netbacks, especially in the second quarter. Our cash flow from operations continued to grow nicely, reaching $27.9 million for the first half 2007 and increasing by about 78 percent over the first quarter 2007 at $16 million. This represents an increase of 148 percent over the first half of 2006 and 78 percent for the second quarter. Cash flow per share (weighted average) was 100 percent higher in the first half of 2007 compared to 2006, performance achieved during a period when our focus was on our considerable efforts at Pod One.

Earnings showed an even better relative performance, reaching $27.2 million for the first half of 2007, compared to a $3.1 million loss last year. While the results were influenced markedly by foreign exchange gains, which arose from the strength of the Canadian dollar, related to our US$-denominated indebtedness, the strong dollar also adversely influences Canadian dollar pricing for crude oil and natural gas. Second quarter 2007 earnings were $22.2 million ($0.11 per share).

All resolutions submitted to shareholders for approval at the company's Annual and Special Meeting held on May 10, 2007 were approved by shareholders. We have also been very successful in attracting new expertise and talent to the company with our hiring program at head office and at Great Divide as we plan for our exciting future. We welcomed one new officer and numerous new employees to the company during the second quarter reporting period, which is a positive reflection on Connacher's reputation as a dynamic and growing business.

Following our plant commissioning (formal ceremony on August 10, 2007 and then the balance of the commissioning process until mid-September) we will begin injecting steam into the fifteen SAGD well pairs which are onsite at Great Divide Pod One. This process will be carried out with close monitoring for 90 days, after which production will commence from Pod One and will be ramped up thereafter towards our licensed volume of 10,000 bbl/d. We will keep our shareholders informed of our progress. Check our website at www.connacheroil.com for pictures and periodic updates as new information becomes available.

Respectfully submitted on behalf of the Board of Directors

Signed

"R.A. Gusella"
Richard A. Gusella
President and Chief Executive Officer

August 9, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is dated as of August 9, 2007 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the three and six months ended June 30, 2007 and 2006 as contained in this interim report and the MD&A and audited financial statements for the years ended December 31, 2006 and 2005 as contained in the company's 2006 annual report. The unaudited consolidated financial statements for the six months ended June 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods.

Additional information relating to Connacher, including Connacher's Annual Information Form is on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

Information in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing and estimates of reserves, resources and future net revenues and exploration and development plans. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2006, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for crude oil and natural gas, price and exchange rate fluctuations, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

FINANCIAL AND OPERATING REVIEW

PETROLEUM AND NATURAL GAS ("PNG") PRODUCTION, PRICING AND REVENUE

	Three months ended June 30			Six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Daily production / sales volumes						
Crude oil – bbl/d	**731**	1,026	(29)	**817**	858	(5)
Natural gas – mcf/d	**9,017**	15,172	(41)	**9,340**	8,921	5
Combined – boe/d	**2,234**	3,554	(37)	**2,374**	2,345	1
Product pricing ($)						
Crude oil – per bbl	**49.79**	61.45	(19)	**49.42**	53.26	(7)
Natural gas – per mcf	**7.02**	5.66	24	**7.40**	5.76	28
Combined – per boe	**44.63**	41.88	7	**46.13**	41.39	12
Revenue ($000)						
PNG revenue – gross	**9,070**	13,546	(33)	**19,817**	17,567	13
Royalties	**(657)**	(3,375)	(81)	**(3,197)**	(4,185)	(24)
PNG revenue – net	**8,413**	10,171	(17)	**16,620**	13,382	24

In the second quarter of 2007, net PNG revenues were down 17 percent to $8.4 million from $10.2 million in 2006. This was primarily attributable to a 41 percent decrease in natural gas sales volumes as no new wells, reserves and behind pipe production tested at over 1,000 boe/d (all natural gas) can be placed onstream until the winter first quarter of 2008 due to limited access, and a 29 percent decrease in crude oil sales volumes. Although world oil selling prices were down approximately eight percent from the second quarter of 2006, the company's average crude oil selling price decreased by 19 percent to $49.79 per barrel due to the impact of crude quality differentials on pricing and the effect of the strengthening Canadian dollar on the prices received by the company. The company's natural gas sales prices increased 24 percent in 2007 as a result of achieving better industry market pricing for our sales volumes in the current year.

In the first quarter of 2007, the company entered into a "costless collar" contract with a third party to sell approximately one half of its of natural gas production. Mitigating some downside natural gas pricing risk, the company will receive a minimum of US $7.00 per mmbtu and a maximum of US $9.50 per mmbtu on a notional quantity of 5,000 mmbtu/day of natural gas sold between April 1, 2007 and October 31, 2007. This transaction was not meant to speculate on future natural gas prices, but rather to protect the downside risk to the company's cash flow and the lending value of its reserves-based line of credit, which is considered important during a period of rapid growth with significant capital expenditures. At June 30, 2007 the fair value of this collar was an asset of $282,000, recorded in accounts receivable on the consolidated balance sheet and the gain has been included in PNG revenue.

ROYALTIES ON PNG SALES

For the three months ended June 30	2007		2006	
($000 except per boe)	**Total**	**Per boe**	Total	Per boe
Royalties	**$657**	**$3.23**	$3,375	$10.43
As a percentage of PNG revenue		**7.2%**		25.0%

For the six months ended June 30	2007		2006	
($000 except per boe)	**Total**	**Per boe**	Total	Per boe
Royalties	**$3,197**	**$7.44**	$4,185	$9.86
As a percentage of PNG revenue		**16.1%**		24.0%

Royalties represent charges against production or revenue by governments and landowners. Royalties in the second quarter of 2007 were $657,000 ($3.23 per boe, or seven percent of petroleum and natural gas revenue) compared to $3.4 million in 2006 ($10.43 per boe, or 25 percent of petroleum and natural gas revenue). The decrease, which was substantially non-recurring, occurred primarily due to gas cost allowance credits received in the second quarter of 2007 relating to prior year royalties. From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices.

PNG OPERATING EXPENSES AND NETBACKS

PNG Netbacks [1]

For the three months ended June 30	2007		2006		% Change	
($000 except per boe)	**Total**	**Per boe**	Total	Per boe	Total	Per boe
Average daily production (boe/d)		**2,234**		3,554		(37)
Gross PNG revenue	**$9,070**	**$44.63**	$13,546	$41.88	(33)	7
Royalties	**(657)**	**(3.23)**	(3,375)	(10.43)	(81)	(70)
Net PNG revenue	**8,413**	**41.40**	10,171	31.45	(17)	32
Operating costs	**(2,660)**	**(13.08)**	(2,468)	(7.63)	8	71
PNG netback	**$5,753**	**$28.32**	$7,703	$23.82	25	19

For the six months ended June 30	2007		2006		% Change	
($000 except per boe)	**Total**	**Per boe**	Total	Per boe	Total	Per boe
Average daily production (boe/d)		**2,374**		2,345		1
Gross PNG revenue	**$19,817**	**$46.13**	$17,567	$41.39	13	11
Royalties	**(3,197)**	**(7.44)**	(4,185)	(9.86)	(24)	(25)
Net PNG revenue	**16,620**	**38.69**	13,382	31.53	24	23
Operating costs	**(4,592)**	**(10.69)**	(3,300)	(7.77)	39	38
PNG netback	**$12,028**	**$28.00**	$10,082	$23.76	19	18

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management with performance measures and provides shareholders and investors with a measurement of the company's efficiency and its ability to fund future growth through capital expenditures. Operating netbacks are reconciled to net earnings below.

In the second quarter of 2007 operating costs of $2.7 million were eight percent higher than in the same prior period, and on a per unit basis, increased by 71 percent to $13.08 per boe reflecting the higher cost environment in 2007 in addition to more well workovers completed in 2007 and higher power costs. However, higher product prices and lower royalties resulted in higher operating netbacks in 2007.

Reconciliation of PNG Netback to Net Earnings [1]

For the six months ended June 30	2007		2006	
($000, except per unit amounts)	**Total**	**Per boe**	Total	Per boe
PNG netback as above	**$12,028**	**$28.00**	$10,082	$23.76
Interest income	**345**	**0.80**	525	1.24
Refining margin – net	**29,346**	**68.29**	3,988	9.40
General and administrative	**(5,248)**	**(12.21)**	(2,299)	(5.42)
Stock-based compensation	**(3,279)**	**(7.63)**	(5,194)	(12.24)
Finance charges	**(1,710)**	**(3.98)**	(3,239)	(7.63)
Foreign exchange (loss) gain	**16,188**	**37.67**	(38)	(0.09)
Depletion, depreciation and amortization	**(14,721)**	**(34.25)**	(12,890)	(30.37)
Income taxes	**(12,747)**	**(29.67)**	3,339	7.87
Equity interest in Petrolifera earnings and dilution gain	**7,010**	**16.31**	2,641	6.22
Net earnings (loss)	**$27,212**	**$63.33**	$(3,085)	$(7.26)

(1) Certain income and expense items included in this reconciliation relate to non-PNG business and, therefore, affect the consolidated net earnings (loss) per boe calculations.

PNG Operating Netbacks by Product

For the three months ended June 30, 2007	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
($000, except per unit amounts)				
Average daily production	**731 bbl/d**		**9,017 mcf/d**	
Revenue	**$3,311**	**$49.79**	**$5,759**	**$7.02**
Royalties	**(828)**	**(12.45)**	**171**	**0.21**
Operating costs	**(808)**	**(12.15)**	**(1,852)**	**(2.26)**
PNG Netback	**$1,675**	**$25.19**	**$4,078**	**$4.97**

For the three months ended June 30, 2006	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
($000s, except per unit amounts)				
Average daily production	1,026 bbl/d		15,172 mcf/d	
Revenue	$5,735	$61.45	$7,811	$5.66
Royalties	(1,267)	(13.57)	(2,108)	(1.53)
Operating costs	(870)	(8.78)	(1,648)	(1.19)
PNG Netback	$3,648	$39.10	$4,055	$2.94

For the six months ended June 30, 2007

2007 ($000, except per unit amounts)	Crude oil Total	Crude oil Per bbl	Natural gas Total	Natural gas Per mcf
Average daily production	**817 bbl/d**		**9,340 mcf/d**	
Revenue	**$7,308**	**$49.42**	**$12,509**	**$7.40**
Royalties	**(1,767)**	**(11.95)**	**(1,430)**	**(0.85)**
Operating costs	**(1,684)**	**(11.39)**	**(2,908)**	**(1.72)**
PNG Netback	**$3,857**	**$26.08**	**$8,171**	**$4.83**

For the six months ended June 30, 2006 ($000, except per unit amounts)	Crude oil Total	Crude oil Per bbl	Natural gas Total	Natural gas Per mcf
Average daily production	858 bbl/d		8,921 mcf/d	
Revenue	$8,273	$53.26	$9,294	$5.76
Royalties	(1,713)	(11.03)	(2,472)	(1.53)
Operating costs	(1,349)	(8.68)	(1,951)	(1.21)
PNG Netback	$5,211	$33.55	$4,871	$3.02

REFINING REVENUES AND MARGINS

The quarterly operating results of the Montana refinery are summarized below.

Refining Operations and Sales

The Montana refinery is subject to a number of seasonal factors which may cause product sales to vary throughout the year. The refinery's primary asphalt market is paving for road construction which is predominantly a summer demand. Consequently, process and volumes for our asphalt tend to be higher in the summer and lower in the colder seasons. During the winter most of the refinery's asphalt production is stored in tankage for sale in the subsequent summer. Seasonal factors also affect gasoline (higher demand in the summer months) and distillate and diesel (higher winter demand). As a result, inventory levels, sales volumes and prices can be expected to fluctuate on a seasonal basis.

The Montana refinery achieved record performance during the second quarter 2007 due to higher product prices and refining margins. Refining sales revenues were $84.6 million compared to $57.6 million in the first quarter 2007 and $51.0 million in the second quarter of 2006. Sales revenues increased due to higher product prices and higher seasonal sales of asphalt.

Crude oil and operating costs were also up, rising to $66.5 million in the quarter 2007 compared to $46.4 million in the first quarter 2007 and $47 million in the same period last year. Refinery margins increased to $18.1 million (21.4%) compared to $11.2 million (19.4%) in the first quarter 2007 and $4.0 million (7.8%) in the second quarter of 2006.

In the first six months of 2007, the refinery ran at 99% of capacity and there was no downtime. During the second quarter the company sanctioned its ultralow sulphur diesel project to allow the company to produce ultraclean fuels by late 2008. Vendor selection and detailed engineering design is currently underway. The company has also initiated a project to assess a potential expansion of the Montana refinery. The project is currently in the conceptual engineering stage.

Refinery throughput	Three months ended June 30 2007	2006	Six months ended June 30 2007	2006 [5]
Crude charged (bbl/d) [1]	**9,244**	6,864	**9,432**	6,864
Refinery production (bbl/d) [2]	**10,085**	6,932	**10,358**	6,932
Sales of produced refined products (bbl/d)	**9,753**	6,266	**8,771**	6,266
Sales of refined products (bbl/d) [3]	**10,735**	7,384	**9,501**	7,384
Refinery utilization (%) [4]	**97.3%**	82.7%	**99.3%**	82.7%

(1) Crude charged represents the barrels per day of crude oil processed at the refinery.

(2) Refinery production represents the barrels per day of refined products yielded from processing crude and other refinery feedstocks.

(3) Includes refined products purchased for resale.

(4) Represents crude charged divided by total crude capacity of the refinery. Note refining capacity has been increased to 9,500 bbl/d in the fourth quarter of 2006.

(5) From the date of acquisition on March 31, 2006.

	Three months ended June 30 2007	2006	Six months ended June 30 2007	2006
Feedstocks - three months ended				
Sour crude oil (%)	**93%**	98%	**93%**	98%
Other feedstocks and blends (%)	**7%**	2%	**7%**	2%
Total	**100%**	100%	**100%**	100%
Revenues and Margins				
Refining sales revenue ($000s)	**84,628**	50,967	**142,224**	50,967
Refining - crude oil and operating costs ($000s)	**66,480**	46,979	**112,878**	46,979
Refining margin ($000s)	**18,148**	3,988	**29,346**	3,988
Refining margin (%)	**21.4%**	7.8%	**20.6%**	7.8%
Sales of Produced Refined Products (Volume %)				
Gasolines (%)	**40%**	27%	**45%**	27%
Diesel fuels (%)	**18%**	15%	**22%**	15%
Jet fuels (%)	**5%**	3%	**5%**	3%
Asphalt (%)	**33%**	50%	**24%**	50%
LPG and other (%)	**4%**	5%	**4%**	5%
Total	**100%**	100%	**100%**	100%
Averages per Barrel of Refined Product Sold				
Refining sales revenue	**$86.63**	$89.38	**$82.70**	$89.38
Less: refining - crude oil purchases and operating costs	**68.05**	82.39	**65.64**	82.39
Refining margin	**$18.58**	$6.99	**$17.06**	$6.99

INTEREST AND OTHER INCOME

In the second quarter of 2007, the company earned interest of $225,000 (second quarter, 2006 - $101,000) on excess funds invested in secure short-term investments.

GENERAL AND ADMINISTRATIVE EXPENSES

In the second quarter of 2007, general and administrative ("G&A") expenses were $1.7 million compared to $1.3 million in the second quarter of 2006, an increase of 24 percent, reflecting increased costs associated the company's growth. On a per unit basis, G&A was $8.18 per boe sold, reflecting the project nature of the company's main activity, and is expected to be significantly reduced when bitumen production from Pod One commences and is booked. G&A of $1.1 million was capitalized in the first six months of 2007 (2006 - $99,000), primarily reflecting costs incurred respecting the oil sands development in the pre-production stage.

Non-cash stock-based compensation costs of $875,000 were recorded in the second quarter of 2007 (June 30, 2006 - $6.5 million). These charges reflect the fair value of all stock options granted and vested in the period. Of this amount, $333,000 was expensed (2006 - $4.8 million) and $542,000 was capitalized (2006 - $1.7 million). Charges for the reporting periods are lower in 2007 due to either the timing of awards or lower award volumes in 2007.

FINANCE CHARGES AND FOREIGN EXCHANGE

Financing charges in the second quarter of 2007 of $1.3 million (year to date - $1.7 million) comprise interest paid on funds drawn on the company's lines of credit, interest accrued on the Convertible Debentures and accretion booked on the Convertible Debentures. Finance charges in the second quarter of 2006 of $3.2 million (first six months of 2006 - $3.3 million) comprise interest on the company's lines of credit, interest on the US $51 million bridge loan then outstanding and the amortization of deferred financing costs related to the US $51 million bridge loan facility placed in 2006. Interest on the oil sands term loan is capitalized during the pre-operating phase.

An unrealized foreign exchange gain of $14.5 million was recorded in the second quarter of 2007 primarily due to the conversion of the US$180 million oil sands term loan into Canadian dollars for reporting purposes, as the Canadian dollar strengthened significantly in the reporting period.

The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars, the translation of the US$180 million oil sands term loan and the translation of the Montana refinery financial results. On an economic basis, the company's crude oil and bitumen reserves hedge the company's exposure to foreign currency fluctuations of its US dollar denominated oil sands term loan.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

Conventional oil and gas depletion expense is calculated using the unit-of-production method based on total estimated proved reserves. Refining properties and other assets are depreciated over their estimated useful lives. DD&A in the second quarter of 2007 was $7.4 million, a 30 percent decrease from last year due to decreased production volumes and increased proved conventional reserves. Conventional oil and gas depletion equates to $34.25 per boe of production on a year-to-date basis compared to $30.37 per boe last year. Depletion of Pod One's oil sands capital costs will commence when that project attains commercial production.

Capital costs of $322 million (June 30, 2006 – $64 million) related to the Great Divide oil sands project, which is in the pre-production stage, and undeveloped land acquisition costs of $17 million (2006 – $10 million) were excluded from the depletion calculation, while future development costs of $15 million (2006 - $2 million) for proved undeveloped reserves were included in the depletion calculation.

Included in DD&A is an accretion charge of $433,000 (June 30, 2006 - $130,000) in respect of the company's estimated asset retirement obligations. These charges will continue to be necessary in the future to accrete the currently booked discounted liability of $13.1 million to the estimated total undiscounted liability of $42 million over the remaining economic life of the company's oil and gas properties.

INCOME TAXES

The income tax provision of $12.7 million in the first six months of 2007 includes a current income tax provision of $7.5 million, principally related to US refinery operations and a future income tax provision of $5.3 million relating to both Canadian and US operations. The income tax recovery of $3.3 million for the first six months of 2006 was due primarily to enacted federal and provincial tax rate reductions.

At June 30, 2007 the company had approximately $28 million of non-capital losses which do not expire before 2009, $416 million of deductible resource pools and $21 million of deductible financing costs.

EQUITY INTEREST IN PETROLIFERA PETROLEUM LIMITED ("PETROLIFERA") AND DILUTION GAIN

Connacher accounts for its 26 percent equity investment in Petrolifera on the equity method basis of accounting. Connacher's equity interest share of Petrolifera's earnings in the first six months of 2007 was $5.1 million (June 30, 2006 - $2.6 million).

In May 2007, the company exercised its right to purchase 1.7 million additional common shares in Petrolifera for total consideration of $5.1 million. As a result, the company maintained its 26 percent equity interest, as other Petrolifera shareholders similarly exercised their right to purchase additional common shares in Petrolifera on identical terms. As a consequence of this investment, the company's carrying value of its Petrolifera investment holding increased to cause a dilution gain of $1.9 million.

NET EARNINGS

In the first six months of 2007, the company reported earnings of $27.2 million ($0.14 per basic and diluted share outstanding) compared to a loss of $3.1 million or $0.02 loss per basic and diluted share for the first six months of 2006. In 2007, the refinery contributed significantly to these results, as did the recorded foreign exchange gains.

SECURITIES OUTSTANDING

For the first six months of 2007, the weighted average number of common shares outstanding was 198,240,426 (2006 – 173,015,395) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 204,762,395 (2006 – 180,415,669).

As at August 8, 2007, the company had the following securities issued and outstanding:

- 198,953,923 common shares;
- 17,939,711 share purchase options;
- 217,950 deferred share units ("DSUs") under the share award plan; and
- 20,010,000 common shares issuable upon conversion of the $100,050,000 convertible debentures

Details of the exercise provisions and terms of the outstanding options, DSUs and convertible debentures are noted in the consolidated financial statements, included in this interim report.

LIQUIDITY AND CAPITAL RESOURCES

On May 25, 2007 Connacher issued senior unsecured subordinated convertible debentures with a face value of $100,050,000. The debentures mature June 30, 2012 unless converted prior to that date and bear interest at an annual rate of 4.75 percent payable semiannually on June 30 and December 31. The debentures are convertible at any time into common shares at the option of the holder at a conversion price of $5 per share.

The debentures are redeemable or after June 30, 2010 by the company, in whole or in part at a redemption price equal to 100 percent of the principal amount of the debentures to be redeemed plus accrued and unpaid interest provided that the market price of the company's common shares is at least 120 percent of the conversion price of the debentures.

The conversion feature of the debentures has been accounted for as a separate component of equity in the amount of $16,823,000. The remainder of the net proceeds of the debentures of $79,243,000 has been recorded as long-term debt, which will be accreted up to the face value of $100,050,000 over the five-year term of the debentures. Accretion and interest paid are recorded as finance charges on the consolidated statement of operations. If the debentures are converted to common shares, the value of the conversion feature will be reclassified to share capital along with the principal amounts converted.

Proceeds of the financing were utilized as follows:

($000s)	As stated at the time of financing	As actually applied
Gross proceeds	$100,050	$100,050
Underwriters' commissions and issue costs	3,252	3,984
Net proceeds	$96,798	$96,066

The net proceeds were used to fund the company's ongoing capital expenditure program in respect of the development of its oil sands projects, its conventional capital program, for operating expenses, and to repay $52.5 million of the company's conventional oil and gas operating line of credit, which had been drawn to temporarily fund some of the aforementioned capital and operating expenditures.

In the second quarter of 2007, the company also renewed its revolving conventional oil and gas operating line of credit for one year for a limit of $50 million. None of this amount was drawn at June 30, 2007.

At June 30, 2007, the company had working capital of $36.3 million, including $21 million of cash and $4.5 million of segregated cash dedicated to funding the remaining costs of completing the Pod One oil sands project, no short-term debt, an unused $50 million reserve-backed revolving line of credit.

In the first half of 2007, cash flow was $27.9 million ($0.14 per basic and diluted share), 148 percent higher than the $11.2 million reported ($0.07 per basic and $0.06 diluted share) for the first half of 2006. A significant portion of this was contributed by the refinery.

In addition to available cash, unused debt facilities and cash flow, additional sources of funding in the form of additional equity issuances or additional debt financing may be utilized to provide sufficient funding for working capital purposes and for the company's 2007 capital program.

As the company's oil sands term loan is denominated in US dollars, there is a foreign exchange risk associated with its repayment using Canadian currency. The company's crude oil selling prices are established in relation to US dollar denominated markets and, therefore, provide a partial hedge to this exposure.The company has entered into an interest rate swap to mitigate some of the interest rate volatility associated with the variable interest rate inherent in the oil sands term loan.

The company also entered into a natural gas costless collar to mitigate some downside natural gas pricing risk and, therefore, protect the risk of reduced cash flow from operations and the risk of reductions to the lending value of its conventional banking facilities, which is considered particularly important in a time of rapid growth with significant capital expenditure.

The company's only financial instruments are cash, accounts receivable and payable, bank debt, the interest rate swap and the natural gas costless collar. The company maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
($000s)				
Net earnings (loss)	**$22,228**	$(2,419)	**$27,212**	$(3,085)
Items not involving cash:				
Depletion, depreciation and accretion	**7,363**	10,013	**14,721**	12,890
Stock-based compensation	**333**	4,800	**3,279**	5,194
Financing charges	**324**	2,300	**324**	2,307
Future employee benefits	**122**	124	**252**	124
Future income tax provision (recovery)	**4,102**	(3,186)	**5,267**	(3,573)
Foreign exchange (gain) loss	**(14,486)**	31	**(16,188)**	38
Lease inducement amortization	**-**	(15)	**-**	(30)
Dilution (gain) loss	**(1,896)**	51	**(1,896)**	(52)
Equity interest in Petrolifera earnings	**(1,214)**	(2,200)	**(5,114)**	(2,589)
Cash flow from operations before working capital changes	**$16,876**	$9,499	**$27,857**	$11,224

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow is reconciled with net earnings on the Consolidated Statement of Cash Flows and below.

Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boe) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

Capital expenditures totaled $93.2 million in the second quarter of 2007 and $203.1 million year-to-date (second quarter 2006 - $34.3 million; first half of 2006 - $335.1 million). A breakdown of these expenditures follows:

	Six months ended June 30	
($000)	**2007**	2006
Acquisition of Luke Energy Ltd.	**$-**	$205,000
Acquisition of the Montana refinery assets	**-**	67,000
Oil sands expenditures	**166,523**	52,096
Conventional oil and gas expenditures	**30,737**	10,763
Refinery expenditures	**5,844**	257
	$203,104	$335,116

Oil sands expenditures include exploratory core hole drilling, seismic, lease acquisition on Pods One through Six and costs incurred for the development of Pod One. In the first six months of 2007, 75 exploratory core holes were drilled. In the first half of 2006, 20 exploratory core holes were drilled.

Conventional oil and gas expenditures include costs of drilling, completing, equipping and working over conventional oil and gas wells as well as undeveloped land acquisition and seismic expenditures. In 2007, 19 (18 net) conventional oil and gas wells were drilled, resulting in eight cased gas wells; one suspended gas well, two suspended oil wells (being evaluated); and eight (seven net) abandoned wells.

A significant part of the company's capital program is discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an average of over 90 percent working interest in its PNG properties and 100% interest in its oil sands properties, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 100 percent working interest in approximately 95,000 acres of oil sands leases in northern Alberta. To date, the focus has been on an approximate 1,586 acre tract ("Pod One") on which approximately $277 million of expenditures have been incurred to June 30, 2007 to acquire the oil sands leases, to delineate the oil bearing reservoir and for facilities related to the development of a 10,000 bbl/d SAGD project. Capital development costs for Pod One are expected to approximate $300 million, prior to the commencement of bitumen production in the latter part of 2007. The remaining costs will be funded with cash on hand and available lines of credit.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

The significant accounting policies used by the company are described below. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions may have a material impact on the company's financial results and condition. The following discusses such accounting policies and is included herein to aid the reader in assessing the critical accounting policies and practices of the company and the likelihood of materially different results being reported. Management reviews its estimates and assumptions regularly. The emergence of new information and changed circumstances may result in changes to estimates and assumptions which could be material and the company might realize different results from the application of new accounting standards promulgated, from time to time, by various regulatory rule-making bodies.

The following assessment of significant accounting polices is not meant to be exhaustive.

Oil and Gas Reserves

Under Canadian Securities Regulators' "National Instrument 51-101-Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. In accordance with this definition, the level of certainty should result in at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case of probable reserves, which are less certain to be recovered than proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those reserves less certain to be recovered than probable reserves. There is at least a 10 percent probability that the quantities actually recovered will exceed the sum of proved plus probable plus possible reserves.

The company's oil and gas reserve estimates are made by independent reservoir engineers using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the company's plans. The reserve estimates are also used in determining the company's borrowing base for its credit facilities and may impact the same upon revision or changes to the reserve estimates. The effect of changes in proved oil and gas reserves on the financial results and position of the company is described under the heading "Full Cost Accounting for Oil and Gas Activities."

Full Cost Accounting for Oil and Gas Activities

The company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether successful or not. The aggregate of net capitalized costs and estimated future development costs is depleted using the unit-of-production method based on estimated proved oil and gas reserves.

NEW SIGNIFICANT ACCOUNTING POLICIES

The company has assessed new and revised accounting pronouncements that have been issued.

In 2007 the company has adopted, as necessary, the Canadian Institute of Chartered Accountants ("CICA") Sections 1530, 3251, 3855 and 3865 on "Comprehensive Income", "Equity", "Financial Instruments – Recognition and Measurement", and "Hedges" respectively, all of which were issued in January 2005. Under the new standards additional financial statement disclosure, namely the Consolidated Statement of Other Comprehensive Income, has been introduced which identifies certain gains and losses, including foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside the income statement. In addition, all financial instruments, including derivatives, are to be included in the company's Consolidated Balance Sheet and measured at fair values.

CONVERTIBLE DEBENTURES

The convertible debentures have been recorded as a compound financial instrument in accordance with Section 3861 of the CICA Handbook. The fair value of the liability component has been determined at the date of issue based on the company's incremental borrowing rate for debt with similar terms. The amount of the equity component has been determined as a residual after deducting the amount of the liability component from the face value of the issue.

DEFERRED SHARE AWARD PLAN

Obligations for payments in cash or common shares under the company's deferred share award plan for non-employee directors are accrued as compensation expense over the vesting period. Fluctuations in the price of the company's common shares change the accrued compensation expense and are recognized when they occur.

BUSINESS RISKS

Connacher is exposed to certain risks and uncertainties inherent in the oil and gas and refining businesses. Furthermore, it is exposed to financing and other risks which may impair its ability to realize on its assets or to capitalize on opportunities which might become available to it. Additionally, through the company's investment in Petrolifera which operates in foreign jurisdictions, it is exposed to other risks including currency fluctuations, political risk, price controls and varying forms of fiscal regimes or changes thereto which may impair that investee's ability to conduct profitable operations.

The risks arising in the oil and gas industry include price fluctuations for both crude oil and natural gas over which the company has limited control; risks arising from exploration and development activities; production risks associated with the depletion of reservoirs and the ability to market production. Additional risks include environmental and safety concerns.

For the Montana refinery, certain strategies could be used to reduce some commodity prices and operational risks. No attempt will be made to eliminate all market risk exposures when it is believed the exposure relating to such risk would not be significant to future earnings, financial position, capital resources or liquidity or that the cost of eliminating the exposure would outweigh the benefit. The refinery's profitability will depend largely on the spread between market prices for refined products sold and market prices for crude oil purchased. A substantial or prolonged reduction in this spread could have a significant negative effect on earnings, financial condition and cash flows.

Petroleum commodity futures contracts could be utilized to reduce exposure to price fluctuations associated with crude oil and refined products. Such contracts could be used principally to help manage the price risk inherent in purchasing crude oil in advance of the delivery date and as a hedge for fixed-price sales contracts of refined products. Commodity price swaps and collar options could also be utilized to help manage the exposure to price volatility relating to forecasted purchases of natural gas. Contracts could also be utilized to provide for the purchase of crude

oil and other feedstocks and for the sales of refined products. Certain of these contracts may meet the definition of a hedge and may be subject to hedge accounting.

The supply and use of heavy crude oil from the company's Great Divide Oil Sands Project, as a feedstock for the refinery, would provide a physical hedge to this exposure, as planned.

The refinery's operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. Various insurance coverages, including business interruption insurance, are maintained in accordance with industry practices. However, the refinery is not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or, in management's judgment, premium costs are prohibitive in relation to the perceived risks.

Additionally, Connacher has issued parental guarantees and indemnifications on behalf of the refinery. This is considered to be in the normal course of business.

The company will require a significant amount of natural gas in order to generate steam for the SAGD process used at Great Divide. The company is exposed to the risk of changes in the price of natural gas, which could increase operating costs of the Great Divide project. It is anticipated this risk will be substantially mitigated by the production and sale of natural gas from the company's gas properties at Marten Creek acquired with the purchase of Luke Energy Ltd.

Additionally, the company is exposed to exchange rate fluctuations since oil prices and its long term debt are denominated in US dollars, while the majority of its operating and capital costs are denominated in Canadian dollars. On an economic basis, the company's crude oil and bitumen reserves hedge the company's exposure to foreign currency fluctuations of its US dollar denominated term debt.

Bitumen is generally less marketable than light or medium crude oil, and prices received for bitumen are generally lower than those for crude oil. The company is therefore exposed to the price differential between crude oil and bitumen; fluctuations in this differential could have a material impact on the company's profitability. The purchase of the Montana refinery was meant to help mitigate this risk exposure.

The company relies on access to capital markets for new equity to supplement internally generated cash flow and bank borrowings to finance its growth plans. Periodically, these markets may not be receptive to offerings of new equity from treasury, whether by way of private placement or public offerings. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. An increased emphasis on flow-through share financings may accelerate the pace at which junior oil and gas companies become cash-taxable, which could reduce cash flow available for capital expenditures on growth projects. Periodic fluctuations in energy prices may also affect lending policies of the company's banker, whether for existing loans or new borrowings. This in turn could limit growth prospects over the short run or may even require the company to dedicate cash flow, dispose of properties or raise new equity to reduce bank borrowings under circumstances of declining energy prices or disappointing drilling results.

The success of the company's capital programs as embodied in its productivity and reserve base could also impact its prospective liquidity and pace of future activities. Control of finding, development, operating and overhead costs per boe is an important criterion in determining company growth, success and access to new capital sources.

The company attempts to mitigate its business and operational risk exposures by maintaining comprehensive insurance coverage on its assets and operations, by employing or contracting competent technicians and professionals, by instituting and maintaining operational health, safety and environmental standards and procedures and by maintaining a prudent approach to exploration and development activities. The company also addresses and regularly reports on the impact of risks to its shareholders, writing down the carrying values of assets that may not be recoverable.

Furthermore, the company generally relies on equity financing and a bias towards conservative financing of its operations under normal industry conditions to offset the inherent risks of oil and gas exploration, development and production activities. Long-life reserves such as the oil sands now owned by the company may facilitate greater utilization of medium to long-term debt to finance development projects. Occasionally, the company utilizes forward sale, fixed price contracts to mitigate reduced product price risk and foreign exchange risk during periods of price improvement, primarily with a view to assuring the availability of funds for capital programs and to enhance the creditworthiness of its assets with its lenders. While hedging activities may have opportunity costs when realized prices exceed hedged pricing, such transactions are not meant to be speculative and are considered within the broader framework of financial stability and flexibility. Management regularly reviews the need to utilize such financing techniques. Long-life reserves such as the oil sands now owned by the company may facilitate greater utilization of medium to long-term debt to finance development projects.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the company is accumulated, recorded, processed, summarized and reported to the company's management as appropriate to allow timely decisions regarding required

disclosure. The company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this MD&A, that the company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the company, including its consolidated subsidiaries, is communicated to them as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the company is responsible for designing adequate internal controls over the company's financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the company's systems of internal control over financial reporting that would materially affect, or is reasonably likely to materially affect, the company's internal controls over financial reporting.

It should be noted that while the company's Chief Executive Officer and Chief Financial Officer believe that the company's disclosure controls and procedures provide a reasonable level of assurance that they are effective and that the internal controls over financial reporting are adequately designed, they do not expect that the financial disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In reaching a reasonable level of assurance, management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide oil sands project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery. Additional financing may be required for the Great Divide oil sands project, the company's conventional petroleum and natural gas assets and for the Montana refinery.

QUARTERLY RESULTS

Fluctuations in results over the previous eight quarters are due principally to variations in oil and gas prices and the acquisitions of Luke Energy and the Montana refinery in 2006, both of which increased revenues substantially. Additionally, operating and general and administrative costs increased due to higher staff levels necessitated by the company's growth. Depletion, depreciation and amortization increased as a result of higher production volumes and additions to capital assets.

	2005		2006				2007	
Three Months Ended	Sept 30 (3)	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	**Jun 30**
Financial Highlights ($000 except per share amounts) – Unaudited								
Revenue net of royalties	3,222	2,978	3,635	61,239	103,110	76,700	65,923	**93,266**
Cash flow from operations before working capital changes (1)	1,978	1,238	1,725	9,499	14,957	14,015	10,980	**16,876**
Basic, per share (1)	0.02	0.01	0.01	0.05	0.08	0.08	0.06	**0.09**
Diluted, per share (1)	0.02	0.01	0.01	0.05	0.08	0.07	0.05	**0.08**
Net earnings (loss)	(1,034)	582	(666)	(2,419)	6,771	3,267	4,984	**22,228**
Basic and diluted per share	(0.01)	-	-	(0.01)	0.03	0.02	0.03	**0.11**
Capital expenditures	2,870	2,241	300,836	34,280	41,449	74,960	109,881	**93,223**
Proceeds on disposal of PNG properties	-	-	-	-	-	10,000	-	**-**
Cash on hand	67,708	75,511	-	7,505	14,450	142,391	66,209	**25,375**
Working capital surplus (deficiency)	67,440	75,427	(11,061)	(42,483)	(39,942)	118,626	24,027	**36,320**
Long term debt	-	-	-	-	-	209,754	207,828	**272,559**
Shareholders' equity	113,081	129,108	337,584	340,639	378,730	385,398	384,593	**417,793**
Operating Highlights								
Daily production / sales volumes								
Natural gas - mcf/d	497	86	2,600	15,172	12,711	11,291	9,665	**9,017**
Crude oil - bbl/d	808	775	689	1,026	1,059	1,139	905	**731**
Equivalent - boe/d (2)	891	789	1,122	3,554	3,177	3,021	2,515	**2,234**
Product pricing								
Crude oil - $/bbl	53.40	41.54	40.93	61.45	62.53	46.65	49.09	**49.79**
Natural gas - $/mcf	1.88	7.55	6.34	5.66	5.33	6.57	7.76	**7.02**
Selected Highlights - $/boe (2)								
Weighted average sales price	49.48	41.61	39.83	41.88	42.16	42.15	47.48	**44.63**
Royalties	11.73	7.76	8.02	10.43	10.72	9.00	11.22	**3.23**
Operating costs	7.69	8.90	8.24	7.63	7.99	9.27	8.54	**13.08**
PNG netback (4)	30.06	24.95	23.57	23.82	23.45	23.88	27.72	**28.32**
Common Share Information								
Shares outstanding at end of period (000)	134,236	139,940	191,257	191,924	197,878	197,894	198,218	**198,834**
Basic (000)	103,851	136,071	154,152	191,672	193,587	193,884	198,119	**198,360**
Diluted (000)	106,397	142,507	160,574	198,931	200,572	204,028	200,008	**209,088**
Volume traded during quarter (000)	180,848	100,246	148,184	80,347	48,849	46,444	55,292	**61,162**
Common share price ($)								
High	2.69	4.20	6.07	5.05	4.55	4.43	4.13	**4.43**
Low	0.76	1.09	3.47	3.10	3.09	3.17	3.07	**3.07**
Close (end of period)	2.54	3.84	4.95	4.30	3.60	3.49	3.86	**3.69**

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) PNG netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs. Netbacks by product type are disclosed in the accompanying MD&A.

CONSOLIDATED BALANCE SHEETS

Connacher Oil and Gas Limited
(Unaudited)

($000)	June 30, 2007	December 31, 2006
ASSETS		
CURRENT		
Cash and cash equivalents	**$20,889**	$19,603
Restricted cash (Note 11 (c))	**4,486**	122,788
Accounts receivable	**43,488**	30,956
Refinery inventories (Note 4)	**37,176**	24,437
Prepaid expenses	**2,171**	1,525
Income taxes recoverable	**3,942**	-
Due from Petrolifera	**-**	32
	112,152	199,341
Property and equipment	**569,532**	384,311
Goodwill	**103,676**	103,676
Deferred costs	**2,817**	4,005
Investment in Petrolifera	**33,750**	21,597
	$821,927	$712,930
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**$69,400**	$57,571
Income taxes payable	**-**	3,644
Revolving line of credit	**6,392**	19,500
Due to Petrolifera	**40**	-
	75,832	80,715
Asset retirement obligations (Note 5)	**13,074**	7,322
Employee future benefits (Note 11(d))	**591**	388
Long term debt (Note 7)	**272,559**	209,754
Future income taxes	**42,078**	29,353
	404,134	327,532
SHAREHOLDERS' EQUITY		
Share capital and contributed surplus (Note 8)	**389,230**	376,500
Accumulated other comprehensive loss (Note 3)	**(7,677)**	(130)
Retained earnings	**36,240**	9,028
	417,793	385,398
	$821,927	$712,930

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Connacher Oil and Gas Limited
(Unaudited)

	Three Months ended June 30		Six months ended June 30	
($000, except per share amounts)	**2007**	2006	**2007**	2006
REVENUE				
Petroleum and natural gas revenue, net of royalties	**$8,413**	$10,171	**$16,620**	$13,382
Refining and marketing sales	**84,628**	50,967	**142,224**	50,967
Interest and other income	**225**	101	**345**	525
	93,266	61,239	**159,189**	64,874
EXPENSES				
Petroleum and natural gas operating costs	**2,660**	2,468	**4,592**	3,300
Refining – crude oil purchases and operating costs	**66,480**	46,979	**112,878**	46,979
General and administrative	**1,663**	1,343	**5,248**	2,299
Stock-based compensation (Note 8)	**333**	4,800	**3,279**	5,194
Finance charges	**1,264**	3,155	**1,710**	3,239
Foreign exchange loss (gain)	**(14,486)**	31	**(16,188)**	38
Depletion, depreciation and accretion	**7,363**	10,013	**14,721**	12,890
	65,277	68,789	**126,240**	73,939
Earnings (loss) before income taxes and other items	**27,989**	(7,550)	**32,949**	(9,065)
Current income tax provision	**4,769**	204	**7,480**	234
Future income tax provision (recovery)	**4,102**	(3,186)	**5,267**	(3,573)
	8,871	(2,982)	**12,747**	(3,339)
Earnings (loss) before other items	**19,118**	(4,568)	**20,202**	(5,726)
Equity interest in Petrolifera earnings	**1,214**	2,200	**5,114**	2,589
Dilution gain (loss) (Note 6)	**1,896**	(51)	**1,896**	52
NET EARNINGS (LOSS)	**22,228**	(2,419)	**27,212**	(3,085)
RETAINED EARNINGS, BEGINNING OF PERIOD	**14,012**	1,409	**9,028**	2,075
RETAINED EARNINGS (DEFICIT), END OF PERIOD	**$36,240**	$(1,010)	**$36,240**	$(1,010)
EARNINGS (LOSS) PER SHARE (Note 11(a))				
Basic	**$0.11**	$(0.01)	**$0.14**	$(0.02)
Diluted	**$0.11**	$(0.01)	**$0.14**	$(0.02)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Connacher Oil and Gas Limited
Three Months Ended June 30 (Unaudited)

($000)	2007
Balance, beginning of period	$4,423
Net earnings	22,228
Foreign currency translation adjustment	(6,986)
Balance, end of period	$19,665

Connacher Oil and Gas Limited
Six Months Ended June 30 (Unaudited)

($000)	2007
Balance, beginning of period	-
Net earnings	$27,212
Foreign currency translation adjustment	(7,547)
Balance, end of period	$19,665

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Connacher Oil and Gas Limited
Three Months Ended June 30 (Unaudited)

($000)	2007
Balance, beginning of period	$(691)
Foreign currency translation adjustment	(6,986)
Balance, end of period	$(7,677)

Connacher Oil and Gas Limited
Six Months Ended June 30 (Unaudited)

($000)	2007
Balance, beginning of period	$(130)
Foreign currency translation adjustment	(7,547)
Balance, end of period	$(7,677)

CONSOLIDATED STATEMENTS OF CASH FLOW

Connacher Oil and Gas Limited
(Unaudited)

($000)	Three months ended June 30 2007	2006	Six months ended June 30 2007	2006
Cash provided by (used in) the following activities:				
OPERATING				
Net earnings (loss)	**$22,228**	$(2,419)	**$27,212**	$(3,085)
Items not involving cash:				
Depletion, depreciation and accretion	**7,363**	10,013	**14,721**	12,890
Stock-based compensation	**333**	4,800	**3,279**	5,194
Financing charges - non-cash portion	**324**	2,300	**324**	2,307
Employee future benefits	**122**	124	**252**	124
Future income tax provision (recovery)	**4,102**	(3,186)	**5,267**	(3,573)
Foreign exchange loss (gain)	**(14,486)**	31	**(16,188)**	38
Dilution (gain) loss	**(1,896)**	51	**(1,896)**	(52)
Lease inducement amortization	**-**	(15)	**-**	(30)
Equity interest in Petrolifera earnings	**(1,214)**	(2,200)	**(5,114)**	(2,589)
Cash flow from operations before working capital changes	**16,876**	9,499	**27,857**	11,224
Changes in non-cash working capital (Note 11(b))	**(43,062)**	(37,742)	**(36,141)**	(33,499)
	(26,186)	(28,243)	**(8,284)**	(22,275)
FINANCING				
Issue of common shares, net of share issue costs	**238**	108	**518**	95,030
Increase in bank debt	**41,601**	55,045	**69,201**	72,645
Repayment of bank debt	**(72,996)**	-	**(81,996)**	-
Issuance of convertible debenture net of issue costs	**96,066**	-	**96,066**	-
Deferred financing costs	**-**	(845)	**-**	(2,792)
	64,909	54,308	**83,789**	164,883
INVESTING				
Acquisition and development of oil and gas properties	**(91,404)**	(34,280)	**(196,698)**	(63,836)
Decrease in restricted cash	**61,724**	-	**118,303**	-
Acquisition of Luke Energy Ltd.	**-**	(426)	**-**	(92,654)
Acquisition of refining assets	**-**	-	**-**	(62,041)
Exercise of Petrolifera warrants (Note 6)	**(5,143)**	-	**(5,143)**	-
Acquisition of other assets	**-**	(4,927)	**-**	(4,927)
Change in non-cash working capital (Note 11(b))	**21,649**	9,374	**14,544**	14,218
	(13,174)	(30,259)	**(68,994)**	(209,240)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**25,549**	(4,194)	**6,511**	(66,632)
Impact of foreign exchange on foreign currency denominated cash balances	**(4,660)**	(1,374)	**(5,225)**	(1,374)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**-**	13,073	**19,603**	75,511
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$20,889**	$7,505	**$20,889**	$7,505

Supplementary information – Note 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Connacher Oil and Gas Limited
Period ended June 30, 2007 (Unaudited)

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. Operating in Canada, and in the U.S. through its subsidiary Montana Refining Company, Inc. ("the refinery"), the company is in the business of exploration and development of bitumen in the oil sands of northern Alberta, and exploring, developing, producing, refining and marketing conventional petroleum and natural gas.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as indicated in the annual audited Consolidated Financial Statements for the year ended December 31, 2006, except as described below and in Note 3. The disclosures provided below do not conform in all respects to those included with the annual audited Consolidated Financial Statements. The interim consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2006.

(a) Convertible debentures

The convertible debentures have been classified as term debt and equity at their fair value at the date of issue. The fair value of the liability component has been determined based on the company's incremental borrowing rate for debt with similar terms. The amount of the equity component has been determined as a residual after deducting the amount of the liability component from the face value of the issue.

(b) Deferred share award plan for non-employee directors

Obligations for payments in cash or common shares under the company's deferred share award plan for non-employee directors are accrued as compensation expense over the vesting period. Fluctuations in the price of the company's common shares change the accrued compensation expense and are recognized when they occur.

3. NEW ACCOUNTING STANDARDS

Effective January 1, 2007 the company adopted CICA Handbook sections 1530, 3251, 3855 and 3865 relating to Comprehensive Income, Equity, Financial Instruments – Recognition and Measurement, and Hedges, respectively. Under the new standards, additional financial statement disclosure, namely the Consolidated Statement of Comprehensive Income, has been introduced. This statement identifies certain gains and losses, which in the company's case include only foreign currency translation adjustments arising from translation of the company's U.S. refining subsidiary which is considered to be self-sustaining, that are recorded outside the income statement. Additionally, a separate component of equity, Accumulated Other Comprehensive Income ("AOCI"), has been introduced in the consolidated balance sheet to record the continuity of other comprehensive income balances on a cumulative basis.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the December 31, 2006 period end accumulated foreign currency translation adjustment balance of $130,000 has been reclassified to AOCI. In addition, the change in the accumulated foreign currency translation adjustment balance for the six months ended June 30, 2007 of $7,547,000 is now included in the Statement of Comprehensive Income (Loss) (six months ended June 30, 2006 – nil). Finally, all financial instruments, including derivatives, are recorded in the company's consolidated balance sheet and measured at their fair values.

Under section 3855, the company is required to classify its financial instruments into one of five categories. The company has classified all of its financial instruments, with the exception of the oil sands term loan and the convertible debentures, as Held for Trading, which requires measurement on the balance sheet at fair value with any changes in fair value recorded in income. This classification has been chosen due to the nature of the company's financial instruments, which, except for the oil sands term loan and the convertible debentures, are of a short-term nature such that there are no material differences between the carrying values and the fair values of these financial statement components. Transaction costs related to financial instruments classified as Held for Trading are recorded in income in accordance with the new standards.

The US $180 million oil sands term loan and the convertible debentures have been classified as other liabilities (as defined by the accounting standard) and are accounted for on the amortized cost basis.

The adoption of section 3865, "Hedges", has had no effect on the company's consolidated financial statements as the company does not account for its derivative financial instruments as hedges.

Changes during the period in other comprehensive income and AOCI were as follows:

	Three months ended June 30, 2007	Six months ended June 30, 2007
($000)	Increase/(Decrease)	Increase/(Decrease)
Other comprehensive income	$(6,986)	$(7,547)
Accumulated other comprehensive income (loss)	$(6,986)	$(7,547)

Effective January 1, 2007, the company adopted the revised recommendations of CICA Handbook section 1506, Accounting Changes.

The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more relevant and reliable financial information. Accounting policy changes must be applied retrospectively unless it is impractical to determine the period or cumulative impact of the change in policy. Additionally, when an entity has not applied a new primary source of GAAP that has been issued but is not yet effective, the entity must disclose that fact along with information relevant to assessing the possible impact that application of the new primary source of GAAP will have on the entity's financial statements in the period of initial application.

As of January 1, 2008, the company will be required to adopt two new CICA Handbook requirements, section 3862, "Financial Instruments - Disclosures" and section 3863, "Financial Instruments - Presentation" which will replace current section 3861. The new standards require disclosure of the significance of financial instruments to an entity's financial statements, the risks associated with the financial instruments and how those risks are managed. The new presentation standard essentially carries forward the current presentation requirements. The company is assessing the impact of these new standards on its consolidated financial statements and anticipates that the main impact will be in terms of the additional disclosures required.

As of January 1, 2008, the company will be required to adopt CICA Handbook section 1535, "Capital Disclosures" which requires entities to disclose their objectives, policies and processes for managing capital and, in addition, whether the entity has complied with any externally imposed capital requirements. The company is assessing the impact of this new standard on its consolidated financial statements and anticipates that the main impact will be in terms of the additional disclosures required.

4. REFINERY INVENTORIES

Inventories consist of the following:

($000)	**June 30, 2007**	December 31, 2006
Crude oil	**$4,995**	$3,520
Other raw materials and unfinished products [1]	**1,496**	1,292
Refined products [2]	**27,133**	17,440
Process chemicals [3]	**1,371**	909
Repairs and maintenance supplies and other	**2,181**	1,276
	$37,176	$24,437

(1) Other raw materials and unfinished products include feedstocks and blendstocks, other than crude oil. The inventory carrying value includes the costs of the raw materials and transportation.

(2) Refined products include gasoline, jet fuels, diesels, asphalts, liquid petroleum gases and residual fuels. The inventory carrying value includes the cost of raw materials including transportation and direct production costs.

(3) Process chemicals include catalysts, additives and other chemicals. The inventory carrying value includes the cost of the purchased chemicals and related freight.

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the beginning and ending aggregate carrying amount of the obligation associated with the company's retirement of its petroleum and natural gas properties and facilities.

($000)	Six months ended June 30, 2007	Year ended December 31, 2006
Asset retirement obligations, beginning of period	$7,322	$3,108
Liabilities incurred	5,319	2,384
Liabilities acquired	-	2,109
Liabilities disposed	-	(864)
Change in estimated future cash flows	-	237
Accretion expense	433	348
Asset retirement obligations, end of period	$13,074	$7,322

Liabilities incurred in 2007 have been estimated using a discount rate of eight percent to reflect the company's credit-adjusted risk free interest rate given its current capital structure. The company has not recorded an asset retirement obligation for the Montana refinery as it is currently the company's intent to maintain and upgrade the refinery so that it will be operational for the foreseeable future. Consequently, it is not possible at the present time to estimate a date or range of dates for settlement of any asset retirement obligation related to the refinery.

6. RELATED PARTY TRANSACTIONS

In May 2007, the company exercised its right to purchase 1.7 million additional common shares in Petrolifera for total consideration of $5.1 million. As a result, the company maintained its 26 percent equity interest, as other Petrolifera shareholders similarly exercised their right to purchase additional common shares in Petrolifera on identical terms. As a consequence of this investment, the company's carrying value of its Petrolifera investment holding increased to cause a dilution gain of $1.9 million.

7. LONG TERM DEBT

On May 25, 2007 Connacher issued senior unsecured subordinated convertible debentures with a face value of $100,050,000. The debentures mature June 30, 2012 unless converted prior to that date and bear interest at an annual rate of 4.75 percent payable semiannually on June 30 and December 31. The debentures are convertible at any time into common shares at the option of the holder at a conversion price of $5 per share.

The debentures are redeemable or after June 30, 2010 by the company, in whole or in part at a redemption price equal to 100 percent of the principal amount of the debentures to be redeemed plus accrued and unpaid interest provided that the market price of the company's common shares is at least 120 percent of the conversion price of the debentures.

The conversion feature of the debentures has been accounted for as a separate component of equity in the amount of $16,823,000. The remainder of the net proceeds of the debentures of $79,243,000 has been recorded as long-term debt, which will be accreted up to the face value of $100,050,000 over the five-year term of the debentures. Accretion and interest paid are recorded as finance charges on the consolidated statement of operations. If the debentures are converted to common shares, the value of the conversion feature will be reclassified to share capital along with the principal amounts converted.

Convertible debenture initially recognized, less issue costs of $2.8 million net of income taxes of $1.2 million	$80,463
Accretion to June 30, 2007	324
	80,787
Oil sands term loan	191,772
	$272,559

During the second quarter of 2007 the company's revolving line of credit, backed by its conventional reserve base, was renewed for $50 million for one year.

8. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized

The authorized share capital comprises the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount ($000)
Share Capital:		
Balance, December 31, 2006	197,894,015	$363,082
Issued upon exercise of options (a)	830,933	556
Shares issued to directors as compensation (b)	108,975	393
Assigned value of options exercised	-	195
Tax effect of expenditures renounced pursuant to the issuance of flow-through common shares (c)		(9,000)
Share issue costs		(38)
Balance, Share Capital, June 30, 2007	198,833,923	$355,188
Contributed Surplus:		
Balance, December 31, 2006		$13,418
Fair value of share options granted		3,996
Assigned value of options exercised		(195)
Balance, Contributed Surplus, June 30, 2007		$17,219
Equity component of convertible debentures, June 30, 2007		$16,823
Total Share Capital, Contributed Surplus and equity component:		
December 31, 2006		$376,500
June 30, 2007		$389,230

(a) Stock options

A summary of the company's outstanding stock options, as at June 30, 2007 and 2006 and changes during those periods is presented below:

	2007		2006	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**16,212,490**	**$3.31**	8,592,600	$1.49
Granted	**3,349,597**	**3.86**	7,777,300	4.94
Exercised	**(830,933)**	**(0.70)**	(742,699)	(0.72)
Expired	**(982,000)**	**(3.60)**	-	-
Outstanding, end of period	**17,749,154**	**$3.52**	15,627,201	$3.24
Exercisable, end of period	**9,693,064**	**$3.10**	5,140,198	$2.56

All stock options have been granted for a period of five years. Options granted under the plan are generally fully exercisable after two or three years and expire five years after the date granted. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at June 30, 2007
\$0.20 - \$0.99	2,415,302	2.4
\$1.00 - \$1.99	1,766,000	2.9
\$2.00 - \$3.99	6,438,597	4.2
\$4.00 - \$5.56	7,129,255	3.8
	17,749,154	

In the first six months of 2007 a compensatory non-cash expense of \$4.4 million (2006 - \$7.1 million) was recorded, reflecting the amortization of the fair value of stock options over the vesting period and the fair value of shares granted to directors. Of this amount, \$3.3 million (2006 - \$5.2 million) was expensed and \$1.1 million (2006 - \$1.9 million) was capitalized to property and equipment.

In the second quarter of 2007 a compensatory non-cash expense of \$875,000 (2006 - \$6.5 million) was recorded, reflecting the amortization of the fair value of stock options over the vesting period and the fair value of shares granted to directors. Of this amount, \$333,000 (2006 - \$4.8 million) was expensed and \$542,000 (2006 - \$1.7 million) was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2007	2006
Risk free interest rate	**4.5%**	4.1.%
Expected option life (years)	**3**	3
Expected volatility	**52%**	48%

The weighted average fair value at the date of grant of all options granted in the first six months of 2007 was \$1.52 per option (2006 - \$1.81).

(b) Deferred share award plan for non-employee directors

Shareholders of the company approved a deferred share award incentive plan for non-employee directors at the company's Annual and Special meeting of Shareholders on May 10, 2007. Under the plan, a total of 326,925 deferred share units were awarded to non-employee directors. In June 2007, 108,975 common shares were issued to directors as compensation under the plan. The remaining 217,950 deferred share units vest one-half on January 1, 2008 and one-half on January 1, 2009.

Under the deferred share award plan, deferred share units may be granted to non-employee directors of the company in amounts determined by the Board of Directors on the recommendation of the Governance Committee. Payment under the plan is made by delivering common shares to non-employee directors either through purchases on the TSX or by issuing shares from treasury, subject to certain limitations. The Board of Directors may also elect to pay cash equal to the fair market value of the common shares to be delivered to non-employee directors upon vesting of such deferred share units in lieu of delivering shares.

In the first six months of 2007, \$393,000 was charged to expense in respect of awards granted under the deferred share award plan.

(c) Flow through shares

Effective December 31, 2006, the company renounced \$30 million of resource expenditures to flow-through investors. The related tax effect of \$9 million of these expenditures was recorded in 2007. The company incurred all of the required expenditures related to these flow-through shares in 2006 and 2007.

9. COMMODITY PRICE RISK MANAGEMENT

During the first quarter of 2007 the company entered into a costless collar arrangement whereby the sales price for 5,000 mmbtu per day of the company's natural gas production was fixed within a range of US\$7.00 per mmbtu – US\$9.50 per mmbtu. The effective date of the arrangement commenced April 1, 2007 and continues until October 31, 2007. At June 30, 2007 the fair value of this collar was an asset of \$282,000, which has been recorded in accounts receivable on the consolidated balance sheet and the gain has been included in PNG revenue.

10. SEGMENTED INFORMATION

In Canada, the company is in the business of exploring and producing conventional petroleum and natural gas and is engaged in the exploration and development of bitumen in the oil sands of northern Alberta. In the U.S., the company is in the business of refining and marketing petroleum products. The significant aspects of these operating segments are presented below. Included in Canadian administrative assets is the company's carrying value of its investment in Petrolifera.

($000)	Canada Oil and Gas	Canada Administrative	USA Refining	Total
Three months ended June 30, 2007				
Revenues, net of royalties	**$8,413**	**$-**	**$84,628**	**$93,041**
Equity interest in Petrolifera earnings	-	**1,214**	-	**1,214**
Dilution gain	-	**1,896**	-	**1,896**
Interest and other income	**111**	-	**114**	**225**
Crude oil purchases and operating costs	**2,660**	-	**66,480**	**69,140**
General and administrative	-	**1,663**	-	**1,663**
Stock-based compensation	-	**333**	-	**333**
Finance charges	-	**1,264**	-	**1,264**
Foreign exchange loss (gain)	**(14,486)**	-	-	**(14,486)**
Depletion, depreciation and accretion	**5,891**	-	**1,472**	**7,363**
Tax provision	**3,197**	-	**5,674**	**8,871**
Net earnings (loss)	**11,262**	**(150)**	**11,116**	**22,228**
Property and equipment, net	**517,584**	**2,788**	**49,160**	**569,532**
Capital expenditures	**89,713**	**783**	**2,727**	**93,223**
Total assets	**668,691**	**36,537**	**116,699**	**821,927**
Three months ended June 30, 2006				
Revenues, net of royalties	$10,171	$-	$50,967	$61,138
Equity interest in Petrolifera earnings	-	2,200	-	2,200
Dilution gain (loss)	-	(51)	-	(51)
Interest and other income	15	-	86	101
Crude oil purchases and operating costs	2,468	-	46,979	49,447
General and administrative	-	1,343	-	1,343
Stock-based compensation	-	4,800	-	4,800
Finance charges	-	224	2,931	3,155
Foreign exchange loss (gain)	31	-	-	31
Depletion, depreciation and accretion	9,158	-	855	10,013
Tax provision (recovery)	(2,797)	-	(185)	(2,982)
Net earnings (loss)	1,326	(4,218)	473	(2,419)
Property and equipment, net	253,899	759	43,305	297,963
Capital expenditures and acquisitions	34,023	-	257	34,280
Total assets	384,824	759	107,276	492,859

($000)	Canada Oil and Gas	Canada Administrative	USA Refining	Total
Six months ended June 30, 2007				
Revenues, net of royalties	**$16,620**	**$-**	**$142,224**	**$158,844**
Equity interest in Petrolifera earnings	**-**	**5,114**	**-**	**5,114**
Dilution gain	**-**	**1,896**	**-**	**1,896**
Interest and other income	**124**	**-**	**221**	**345**
Crude oil purchases and operating costs	**4,592**	**-**	**112,878**	**117,470**
General and administrative	**-**	**5,248**	**-**	**5,248**
Stock-based compensation	**-**	**3,279**	**-**	**3,279**
Finance charges	**-**	**1,710**	**-**	**1,710**
Foreign exchange loss (gain)	**(16,188)**	**-**	**-**	**(16,188)**
Depletion, depreciation and accretion	**11,992**	**-**	**2,729**	**14,721**
Tax provision (recovery)	**3,419**	**-**	**9,328**	**12,747**
Net earnings (loss)	**12,929**	**(3,227)**	**17,510**	**27,212**
Property and equipment, net	**517,584**	**2,788**	**49,160**	**569,532**
Capital expenditures and acquisitions	**195,435**	**1,825**	**5,844**	**203,104**
Total assets	**668,691**	**36,537**	**116,699**	**821,927**
Six months ended June 30, 2006				
Revenues, net of royalties	$13,382	$-	$50,967	$64,349
Equity interest in Petrolifera earnings and dilution gain	-	2,589	-	2,589
Dilution gain	-	52	-	52
Interest and other income	431	-	94	525
Crude oil purchases and operating costs	3,300	-	46,979	50,279
General and administrative	-	2,299	-	2,299
Stock-based compensation	-	5,194	-	5,194
Finance charges	-	308	2,931	3,239
Foreign exchange loss (gain)	38	-	-	38
Depletion, depreciation and accretion	12,035	-	855	12,890
Tax provision (recovery)	(3,154)	-	(185)	(3,339)
Net earnings (loss)	1,594	(5,160)	481	(3,085)
Property and equipment, net	253,899	759	43,305	297,963
Capital expenditures	268,832	-	66,284	335,116
Total assets	384,824	759	107,276	492,859

11. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the three months ended June 30	2007	2006
Weighted average common shares outstanding	**198,360,390**	191,671,650
Dilutive effect of stock options and deferred share units	**2,591,943**	7,259,755
Dilutive effect of convertible debentures	**8,135,934**	-
Weighed average common shares outstanding – diluted	**209,088,267**	198,931,405

For the six months ended June 30	2007	2006
Weighted average common shares outstanding	**198,240,426**	173,015,395
Dilutive effect of stock options and deferred share units	**2,431,527**	7,400,274
Dilutive effect of convertible debentures	**4,090,442**	-
Weighed average common shares outstanding – diluted	**204,762,395**	180,415,669

For the three and six months ended June 30, 2007, $562,600 of interest and accretion expense on the convertible debentures has been added to net income in the numerator of the diluted earnings per share calculation.

(b) Net change in non-cash working capital

For the three months ended June 30	2007	2006
($000)		
Accounts receivable	**$(12,350)**	$(26,769)
Refinery inventories	**1,819**	(8,031)
Due from Petrolifera	**(38)**	164
Prepaid expenses	**(1,012)**	(1,245)
Accounts payable and accrued liabilities	**(2,753)**	7,513
Income taxes payable	**(7,079)**	-
Total	**$(21,413)**	$(28,368)

Summary of working capital changes:

For the three months ended June 30	2007	2006
($000)		
Operations	**$(43,062)**	$(37,742)
Investing	**21,649**	9,374
	$(21,413)	$(28,368)

For the six months ended June 30	2007	2006
($000)		
Accounts receivable	**$(12,532)**	$(29,207)
Due from Petrolifera	**73**	(5)
Prepaid expenses	**(646)**	(1,256)
Refinery inventories	**(12,738)**	(8,031)
Accounts payable and accrued liabilities	**11,832**	19,218
Income taxes payable	**(7,586)**	-
Total	**$(21,597)**	$(19,281)

Summary of working capital changes:

For the six months ended June 30	2007	2006
($000)		
Operations	**$(36,141)**	$(33,499)
Investing	**14,544**	14,218
	$(21,597)	$(19,281)

(c) Supplementary cash flow information

For the three months ended June 30	2007	2006
($000)	**$**	$
Interest paid	**4,152**	855
Income taxes paid	**6,107**	-
Stock-based compensation capitalized	**542**	1,704

For the six months ended June 30	2007	2006
($000)	**$**	$
Interest paid	**7,599**	932
Income taxes paid	**9,146**	-
Stock-based compensation capitalized	**1,088**	1,914

At June 30, 2007 cash of $4.5 million (December 31, 2006 - $122.8 million) is restricted for use in paying expenditures for a designated oil sands project under the terms of the company's financing arrangements for its oil sands project.

(d) Defined benefit pension plan

In the first six months of 2007, $252,000 (2006 - $124,000) has been charged to expense in relation to the refinery's defined benefit pension plan.

CORPORATE INFORMATION

Board of Directors

Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited, Calgary

Charles W. Berard [2,4]
Chairman, Governance Committee
Chairman, Health, Safety and Environment Committee
Partner, Macleod Dixon LLP, Calgary

D. Hugh Bessell [1,2,3,5]
Chairman, Audit Committee
Retired Deputy Chairman of KPMG, LLP

Colin M. Evans [1,3,4,5]
Chairman, Human Resources Committee
Vice-President, Finance, Milestone Exploration Inc., Calgary

Stewart D. McGregor [2,3]
Lead Director
President, Camun Consulting Corporation

W.C. ("Mike") Seth [1,4,5]
Chairman, Reserves Committee
President, Seth Consultants Ltd.

(1) Audit Committee
(2) Governance Committee
(3) Human Resources Committee
(4) Health, Safety, and Environment Committee
(5) Reserves Committee

Officers

Richard A. Gusella
President and Chief Executive Officer

Peter D. Sametz
Executive Vice President and
Chief Operating Officer

Richard R. Kines
Vice President, Finance and
Chief Financial Officer

Jennifer K. Kennedy
Corporate Secretary
Partner, Macleod Dixon LLP

Russ W. Longley
Vice President, Operations

Steve J. De Maio
Vice President, Project Development

Stephen A. Marston
Vice President, Exploration

Cameron M. Todd
Vice President, Refining and Marketing

Grant D. Ukrainetz
Treasurer

Head Office

Suite 2600
530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
Canada
tel 403.538.6201 / fax 403.538.6225
www.connacheroil.com
inquiries@connacheroil.com

CUSIP number

205884

ISIN

CA20588Y1034

Refinery

1900 Tenth Street
Great Falls, Montana
59404 USA

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol - CLL

Subsidiaries

Great Divide Holding Corporation
Great Divide Oil Corporation
Great Divide Pipeline Corporation
Great Divide Pipeline Limited
Connacher Finance Corporation
Montana Refining Company, Inc.
6419101 Canada Ltd.

Related Company

Petrolifera Petroleum Limited (26%)

Auditors

Deloitte & Touche LLP, Calgary

Bankers

National Bank of Canada, Calgary
BNP Paribas, Toronto and New York

Solicitors

Macleod Dixon, LLP, Calgary

Reservoir Engineers

GLJ Petroleum Consultants, Calgary

Registrar and Transfer Agent

Valiant Trust Company, Calgary
BNY Trust Company of Canada, Toronto

Abbreviations

ARTC
Alberta Royalty Tax Credit

bbls
barrels

bbl/d
barrels per day

bcf
billion cubic feet

boe
barrels of oil equivalent

boe/d
barrels of oil equivalent per day

DCF
discounted cash flow

GJ
gigajoule

mbbls
thousand barrels

mboe
thousand barrels of oil equivalent

mcf
thousand cubic feet

mcf/d
thousand cubic feet per day

mmbbls
million barrels

mmboe
million barrels of oil equivalent

mmcf
million cubic feet

mmcf/d
million cubic feet per day

mmbtu
million British thermal units

NGLs
natural gas liquids

PV
present value

WI
working interest

WTI
West Texas Intermediate

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Richard A. Gusella, Chief Executive Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "issuer") for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2007

R. A. Gusella

Richard A. Gusella
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Richard R. Kines, Chief Financial Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Connacher Oil and Gas Limited (the "issuer") for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2007

Richard R. Kines
Chief Financial Officer

END